BNP PARIBAS

**G.D.F. Investor Relations**
**& Financial Information**

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22



27 November 2007





07028894

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

SUPPL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2007 third quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Enclosure: Third quarter 2007 results press release,
Third quarter 2007 results slide show,
Acknowledgement of receipt

**G.D.F. Investor Relations
& Financial Information**

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2007 third quarter results.

Sincerely yours,

**<u>Document received on :</u>**

**<u>By :</u>**



BNP PARIBAS

# RESULTS AS AT 30 SEPTEMBER 2007

8 November 2007


BNP PARIBAS

# BNP Paribas

## Results as at 30 September 2007

Paris

*8 November 2007*





# Disclaimer

This presentation includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this presentation as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed.


%

*Share of the businesses as a % of the total core business revenues for 3Q07*


BNP PARIBAS

# Overview of the Presentation



## Summary


BNP PARIBAS

# Key Figures for 3Q07 and 9M07

| | 3Q07 | 3Q07/3Q06 | 9M07/9M06 |
|---|---|---|---|
| Revenues | €7.690mn | +12.6% | *+15.4%* |
| Operating expenses | €4.643mn | +9.0% | *+13.4%* |
| Net income group share | €2.027mn | +21.0% | *+22.0%* |

**Net Earnings per Share: €7.4 or +19%/9M06**

# Results – 3Q07

| | 3Q07 | 3Q07/3Q06 | Core businesses at constant scope and exchange rates |
|---|---|---|---|
| • Revenues | €7,690mn | +12.6% | *+10.6%* |
| • Operating expenses | -€4,643mn | +9.0% | *+10.5%* |
| • Gross operating income | €3,047mn | +18.7% | *+10.8%* |
| • Cost of risk | -€462mn | +75.0% | *+80.4%* |
| • Operating income | €2,585mn | +12.2% | *+3.2%* |
| • Pre-tax income | €2,727mn | + 12.4% | *+5.8%* |
| • Net income group share | €2,027mn | +21.0% | |

**Continued to grow results amidst a crisis which had a limited impact on the Group in 3Q07**


BNP PARIBAS

# Impact of the Crisis on Revenues

- CIB: Fair value adjustments
  - LBO underwriting commitments: ▶ -€194mn
  - Securitisation, CDOs,...: ▶ -€36mn
- Other Businesses
  - One-off net gains on own securities: ▶ +€44mn
- **TOTAL** ▶ **-€186mn**

**Limited impact in 3Q07 thanks to the Group's low-level exposure to the areas of concern**



BNP PARIBAS

# Good Performances of Capital Market Businesses Against a Backdrop of Higher Risks

- Revenues of capital market businesses:

  €1,463mn in 3Q07 or a €282mn rise (+23.9%)/3Q06 …
  - Very sustained customer business
  - 9M07: +18.4%/9M06

- … in a context of a prolonged crisis and heightened risks
  - Substantial increase in the VaR
  - Significant increase in counterparty risk



Value at Risk (VaR) 1 day 99%
in €mn
39
67
52
61
Avg. 2Q07
Avg. 3Q07
End June
End Sept.


**Robust 3Q07 results despite a context of extraordinary daily volatility**


BNP PARIBAS

# Impact of the Crisis on Credit Risk

- Net increase in the general provision on a portfolio basis (IFRS) ▶ **-€97mn**
  - Related to the home builders sector in the United States (CIB and BancWest) based on stress tests
- CIB's specific provisions
  - Limited provisions on defaulted mortgage originators: exposures largely collateralised ▶ **-€18mn**
  - No credit losses on hedge funds: stringent collateralisation policy ▶ -
  - No deterioration this quarter in the rest of the credit portfolio and further write-backs ▶ negligible
- BancWest's specific provisions ▶ negligible
  - Very limited exposure to the subprime market
- **TOTAL** ▶ **-€115mn**

**Results of a stringent risk policy**



BNP PARIBAS

# Geographic Breakdown of Revenues

## 9M07 Revenues*


Asia Pacific 6%
Middle East Africa 4%
Latin America 1%
Emerging Europe 1%
12%
North America 11%
France 47%
Other Western Europe 17%
Italy 13%
Europe 77%

**77% of revenues in Europe**

*Core businesses revenues




# Revenue Growth in all Core Businesses


Revenues
in €mn
+4.6%
+5.5%
+7.1%
+24.4%
+10.2%
1,401
633
1,879
1,085
1,821
3Q07
3Q06
FRB*
19%
BNL bc**
9%
IRFS
27%
AMS
18%
CIB
27%

- **FRB** : revenues in line with the 4%* target for 2007 thanks to a strong sales and marketing drive
- **BNL bc** : continued to revamp the product and service offering
- **IRFS** : sustained organic growth in regions with high potential
- **AMS** : continued strong and regular growth
- **CIB** : revenues up despite the crisis

*including 100% of French Private Banking, excluding PEL/CEL effects and Banque Privée Anjou ; **Including 100% of Italian Private Banking



BNP PARIBAS

# Continued Investments in Organic Growth

- Operating expenses of core businesses up 10.5% 3Q07/3Q06*
  - Growth in CIB's capital markets businesses
  - Continued organic growth within AMS
  - Sustained expansion of the retail networks in Emerging Markets and of Cetelem outside France
- Slight improvement of the core businesses' cost/income ratio
  - Impact of the crisis on CIB's financing business lines' revenues
  - Enhanced operational efficiency across all the other core businesses, in particular BNL bc



Cost/income ratio*
in %
69.3
69.0
FRB***
68.5
BNL bc**
65.0
AMS
64.1
63.2
61.1
61.0
59.1
CIB
56.0
55.6
IRFS
55.3
3Q06
3Q07


**Maintained the Group's operational efficiency**

*At constant scope and exchange rates **Including 100 % Italian Private Banking. *** Including 100% French Private Banking and excluding PEL/CEL effects


**BNP PARIBAS**

# French Retail Banking


19%

- Major sales and marketing drive
  - Confirmed success with young customers
  - Deposits: +7.3%/3Q06
  - Loans: +11.0%/3Q06
- Revenues*: +4.6%/3Q06
  - Net Interest Income*: €813mn (+0.5%/3Q06), margins still under pressure with no meaningful impact from the international environment
  - Fee income*: €652mn (+10.1%/3Q06), of which fees on investment funds and transactions: +18.1%/3Q06
- Operating expenses*: +3.2%/3Q06
- Cost of risk stable at a very low level
  - 15bp of risk weighted assets in 9M07


Growth in the number of individual cheque and deposit accounts
+101,000
+106,900
+127,000
+136,000
+200,000
9M03
9M04
9M05
9M06
9M07


Revenues*
+4.6%
1,401
1,465
592
809
652
813
in €mn
3Q06
3Q07
Operating Income*
+7.9%
394
425
in €mn
3Q06
3Q07

*Excluding PEL/CEL effects and Banque Privée Anjou

**Continued good sales performance in line with the revenue growth target* of 4% for 2007**

# BNL banca commerciale



BNL TEAM




9%


- Further progress in the integration plan and the renewal of the product range
  - Legal integration of BNL's businesses completed
  - Synergies ahead of schedule: €116mn as at 30 Sept. 2007 (of which €76mn for BNL bc), compared to a 2007 target of €81mn
  - Bringing in fresh talents: over 500 new hires in the past 9 months
- Sharp rise in profitability in 3Q07
  - Revenues*: +5.5%/3Q06
  - Operating expenses*: -2.1%/3Q06
  - Operating income*: +38.3%/3Q06



Cost/Income ratio
in %
69.4%
65.0%
9M06**
9M07
Cost of risk in bp of RWA
in bp
65
62
9M06**
9M07
Pre-tax ROE
in %
14%
20%
9M06**
9M07


*Including 100% of Private Banking in Italy

**Major value creation potential**

**Pro-forma



BNP PARIBAS

# International Retail and Financial Services

- Revenues: +7.1%/3Q06 (+10.5% at constant scope and exchange rates)
  - Expanded the branch networks and retail financial services in emerging markets
  - BancWest: slight rise in revenues at constant scope and exchange rates: +1.4%/3Q06
- Operating expenses: +6.6%/3Q06 (+9.0% at constant scope and exchange rates)
  - Further branch openings
- Cost of risk: +37.6%/3Q06
  - Including BancWest's €47mn increase to the IFRS provision on a portfolio basis for the home builder sector based on stress tests
- Pre-tax income: +7.0%/3Q06
  - Bank of Nanjing's dilution capital gains: €52mn
- BNP Paribas Personal Finance
  - Tie-up of Cetelem and UCB: creating Europe's number 1 personal finance solutions provider
  - Synergies and implementation costs being finalised; to be released with 4Q07 results


27%


Revenues
in €mn
5,057
5,968
7,374
5,927
+8.4%/9M06
2004
2005
2006
9M07

**Continued business development in high potential countries**





# Asset Management & Services


18%

- Assets under management: €590bn, +€50bn, or +9.1%/31.12.06
  - Net asset outflows in 3Q07: €2.6bn (of which €4.1bn in monetary funds)
  - Net asset inflows of €22bn in 9M07
- Sharp rise in revenues
  - **Wealth and Asset Management**: +31.7%/3Q06, thanks to increasing assets under management and enhanced product mix
  - **Insurance**: +12.9% / 3Q06
  - **Securities Services**: +23.3%/3Q06 with rapid growth in volumes and number of transactions
- Improved Operational Efficiency
  - Positive jaws effect of 3.3 pts at constant scope and exchange rates
- Pre-tax income: +31.1%/3Q06


Assets under management
in €bn
540
BNL 49
491
22
Net asset inflows
28
performance, exchange rate and scope effects
590
31.12.06
30.09.07


Revenues and pre-tax income
in €m
1,085
1,350
+24.4%
370
485
+31.1%
3Q06
3Q07
3Q06
3Q07

**Sharp rise in revenues and profitability**

# Corporate and Investment Banking


27%

- Revenues: €2,007mn, +10.2%/3Q06
  - Revenues affected by a -€230mn fair value adjustment, primarily linked to LBOs
  - Very strong growth in client contributions: +32%/3Q06, stable compared to the record level in 2Q07
- Cost/income ratio: 59.0 % in 3Q07
  - Operating expenses: +16.4%/3Q06, -13.2%/2Q07
  - Continued business development, in particular in Asia and in derivatives
- Cost of risk: net cost of €29mn in 3Q07 compared to a €87mn net write-back in 3Q06
  - Including a €50mn provision on a portfolio basis on the US home builder sector, based on stress tests
- Pre-tax income: €799mn, -10.7%/3Q06
  - Record level over the first 9 months: €3,234mn, +10.3%/9M06


Revenues and client contributions
in €bn
1,821
1,988
2,396
2,479
2,007
3Q06
4Q06
1Q07
2Q07
3Q07
Revenues
Client contributions

**A solid business model that has delivered a good performance despite a difficult market environment**



BNP PARIBAS

# Corporate and Investment Banking
# A Favourable Geography Mix


Client contributions
2006
Asia and emerging market
24%
France
17%
Italy
5%
51%
Japan
North America
Other Western Europe


Client contributions
3Q07
Asia and emerging market
27%
France
16%
Italy
5%
47%
Japan
North America
Other Western Europe

- Strong presence in Europe
- Targeted business development in the United States in key areas of expertise: in particular equity and interest rate derivatives, and energy and commodities finance
- Growing contribution from revenues in Asia and in emerging countries


BNP PARIBAS

# Corporate and Investment Banking
## Powerful Franchises

- Equities and Advisory: revenues +14%/3Q06
  - Equity derivatives: record client volumes in all regions
  - Good quarter in M&A and further ECM growth in Asia
- Fixed Income: very strong revenue growth (+31%/3Q06) thanks to a favourable business and geography mix
  - High proportion of derivatives, especially in interest rates
  - Limited presence in the securitisation business
  - Strong positions in Asia and in emerging markets
- Financing Businesses: revenues down 15%/3Q06
  - Mark down in the value of the LBO underwriting commitments: -€194mn on a portfolio of €3.7bn
  - As a result, interest income account for the bulk of total revenues this quarter



Revenues
in €mn
1,821
503
2,007
573
3Q06
3Q07
Equity & Advisory
Fixed Income
Financing Businesses


**A very good quarter despite the crisis, as a result of the business and geographic positioning and of the quality of the teams**


BNP PARIBAS

# BNP Paribas

## Results as at 30 September 2007

## Summary - Conclusion



# BNP PARIBAS Solid Balance Sheet and Stringent Capital Management

- Limited impact of the liquidity crisis on BNP Paribas
  - AA+ rating by S&P providing access to liquidity on competitive terms
  - Sponsored conduits limited in size: €9.6bn as at 30/09/2007
  - No reliance on securitisation to finance asset growth
- Capital management focussed on value creation
  - Priority given to organic growth: risk weighted assets up +15.1%/30.09.06
  - Targeted acquisition policy and strict financial discipline
- Stable Tier 1 ratio: 7.3% as at 30.09.07


Tier 1 Ratio and Risk Weighted Assets
7.5%
7.6%
7.4%
7.3%
324.8*
377.7
465.2
520.4
01.01.05
31.12.05
31.12.06
30.09.07
* 31.12.04
Risk Weighted Assets in €bn
Tier 1 Ratio

**A solid financial structure,
key competitive factor in the current environment**



**BNP PARIBAS**

# BNP Paribas
## Business Lines Well Positioned for the Future

- Retail banking: a solid, international and growing base
  - France: proven sales and marketing efficiency
  - Italy: ambitious business development strategy
  - Western United States: medium-term business development potential
  - Emerging countries: major growth in both retail networks and consumer lending
- AMS: strong growth in all business lines
  - A base of assets under management sourced primarily from individual customers
  - Rapid growth in Europe and in emerging countries
- CIB: robust and client-focussed
  - Recognised expertise in Derivatives and Specialised Financing
  - A strong position in Asia and in emerging countries (27% of client revenues)
  - Less than 10% of revenues in businesses directly affected by the crisis

**1/2 Retail banking, 1/3 CIB, 1/6 AMS**
**Growth potential and resilience**


BNP PARIBAS

# BNP Paribas
## An Integrated and High-Performance Organisation

- Cross-selling culture
  - Between retail banking networks and product factories
  - Within each core business, an organisation focussed on client needs
  - Between the core businesses, multiple interactions (customer sharing, product innovation, etc.)
- Continuous improvement of operational efficiency
  - Critical mass achieved in most business lines, European leaders in their field
  - Sustained organic growth enabling economies of scale
  - Proven ability to deliver cost synergies from acquisitions
- Stringent risk management
  - Applied across all business lines
  - Independent risk control, well connected to the day to day business
  - Experience in risk management of complex products

**Strict discipline in Group management**


BNP PARIBAS

# Conclusion

**A robust business model
and a stringent risk policy
that have delivered very good results**

**A solid financial structure
enabling further business development**

**In an environment which remains uncertain,
a balanced portfolio of well-positioned businesses**


BNP PARIBAS

# BNP Paribas

## Results as at 30 September 2007

## Detailed Results


BNP PARIBAS



| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 7,690 | 6,829 | +12.6% | 8,214 | -6.4% | 24,117 | 20,691 | +15.4% |
| Operating Expenses and Dep. | -4,643 | -4,261 | +9.0% | -4,848 | -4.2% | -14,077 | -12,411 | +13.4% |
| **Gross Operating Income** | 3,047 | 2,568 | +18.7% | 3,366 | -9.5% | 10,040 | 8,480 | +18.4% |
| Provisions | -462 | -264 | +75.0% | -258 | +79.1% | -980 | -501 | +95.6% |
| **Operating Income** | 2,585 | 2,304 | +12.2% | 3,108 | -16.8% | 9,060 | 7,979 | +13.5% |
| Associated Companies | 68 | 118 | -42.4% | 90 | -24.4% | 285 | 239 | +19.2% |
| Other Non Operating Items | 74 | 4 | n.s. | 59 | +25.4% | 134 | 37 | n.s. |
| **Non Operating Items** | 142 | 122 | +16.4% | 149 | -4.7% | 419 | 276 | +51.8% |
| **Pre-Tax Income** | 2,727 | 2,426 | +12.4% | 3,257 | -16.3% | 9,479 | 8,255 | +14.8% |
| Tax Expense | -589 | -638 | -7.7% | -874 | -32.6% | -2,317 | -2,281 | +1.6% |
| Minority Interests | -111 | -113 | -1.8% | -101 | +9.9% | -346 | -385 | -10.1% |
| **Net Income, Group Share** | 2,027 | 1,675 | +21.0% | 2,282 | -11.2% | 6,816 | 5,589 | +22.0% |
| **Cost/Income** | 60.4% | 62.4% | -2.0 pt | 59.0% | +1.4 pt | 58.4% | 59.4% | -1.0 pt |

- At constant scope and exchange rates/3Q06
  - Revenues: +13.7% (+10.6% for core businesses)
  - Operating expenses: +9.1% (+10.5% for core businesses)
- Increase in the cost of risk: +€198mn/3Q06
  - The 3Q06 base benefited from a €87mn net write-back in CIB
  - €97mn addition to the IFRS provision on a portfolio basis, related to the home builders sector in the United States (CIB and BancWest), based on stress tests
  - Growth of outstandings, in particular in emerging countries
- After-tax ROE: 22.6% vs 21.2% in 9M06



BNP PARIBAS

# Number of Shares, Net Earnings and Assets per Share

## Number of Shares

| *in millions* | 30-Sep-07 | 30-Sep-06 |
|---|---|---|
| Number of Shares (end of period) | 936.7 | 930.5 |
| Number of Shares excluding Treasury Shares (end of period) | 895.8 | 915.5 |
| Average number of Shares outstanding excluding Treasury Shares | 899.1 | 885.7 |

## Net Earnings per Share

| *In euros* | 9M07 | 9M06 |
|---|---|---|
| Earnings Per Share (EPS) | 7.4 | 6.2 |

## Net Assets per Share

| *In euros* | 30-Sep-07 | 30-Sep-06 |
|---|---|---|
| **Book value per share** | 52.2 | 48.4 |
| *of which shareholders' equity not re-evaluated* | *47.7* | *43.2* |





# A Solid Financial Structure

## Equity

| *In billions of euros* | 30-Sep-07 | 31-dec-06 |
|---|---|---|
| **Shareholders' equity Group share, not re-evaluated (a)** | 40.1 | 37.1 |
| **Valuation Reserve** | 4.0 | 5.0 |
| *incl. BNP Paribas Capital* | *1.8* | *2.2* |
| **Total Capital ratio** | 10.5% | 10.5% |
| **Tier One Ratio (b)** | 7.3% | 7.4% |

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) On estimated risk weighted assets respetively of €520.4bn as at 30.09.07 and €465.2bn as at 31.12.06.

## Coverage Ratio

| *In billions of euros* | 30-Sep-07 | 31-Dec-06 |
|---|---|---|
| **Doubtful loans and commitments (1)** | 14.3 | 15.7 |
| **Provisions** | 12.7 | 13.9 |
| **Coverage ratio** | 89% | 89% |

(1) Gross doubtful loans, balance sheet and off-balance sheet.

## Ratings

| **S&P** | **AA+** | **Stable Outlook** | **Upgraded on 10 July 2007** |
|---|---|---|---|
| Moody's | Aa1 | Stable Outlook | Upgraded on 23 May 2007 |
| Fitch | AA | Stable Outlook | Reaffirmed on 16 May 2007 |



BNP PARIBAS

# FRB Excluding PEL/CEL Effects

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 1,472 | 1,401 | +5.1% | 1,496 | -1.6% | 4,467 | 4,286 | +4.2% |
| *Incl. Net Interest Income* | *816* | *809* | *+0.9%* | *815* | *+0.1%* | *2,433* | *2,433* | *+0.0%* |
| *Incl. Commissions* | *655* | *592* | *+10.6%* | *681* | *-3.8%* | *2,033* | *1,853* | *+9.7%* |
| Operating Expenses and Dep. | -1,011 | -972 | +4.0% | -973 | +3.9% | -2,938 | -2,839 | +3.5% |
| **Gross Operating Income** | 461 | 429 | +7.5% | 523 | -11.9% | 1,529 | 1,447 | +5.7% |
| Provisions | -36 | -35 | +2.9% | -32 | +12.5% | -99 | -97 | +2.1% |
| **Operating Income** | 425 | 394 | +7.9% | 491 | -13.4% | 1,430 | 1,350 | +5.9% |
| Non Operating Items | 0 | 0 | n.s. | 1 | n.s. | 1 | 0 | n.s. |
| **Pre-Tax Income** | 425 | 394 | +7.9% | 492 | -13.6% | 1,431 | 1,350 | +6.0% |
| Income Attributable to AMS | -32 | -24 | +33.3% | -36 | -11.1% | -109 | -89 | +22.5% |
| **Pre-Tax Income of French Retail Bkg** | 393 | 370 | +6.2% | 456 | -13.8% | 1,322 | 1,261 | +4.8% |
| Cost/Income | 68.7% | 69.4% | -0.7 pt | 65.0% | +3.7 pt | 65.8% | 66.2% | -0.4 pt |
| Allocated Equity (Ebn) | | | | | | 5.9 | 5.5 | +6.7% |
| Pre-Tax ROE | | | | | | 30% | 31% | -1 pt |

*Including 100 % of Private Banking in France for the Revenues to Pre-Tax Income line items*

- Net Interest Income: +4.6%/3Q06 at constant scope
  - + 5.1% with the acquisition of Banque Privée Anjou (formerly Dexia Banque Privée France)
- Operating expenses: +3.2%/3Q06 at constant scope
  - +4.0% with the acquisition of Banque Privée Anjou
- Cost of risk stable at a very low level: 15 bp of risk weighted assets in 9M07
- Operating income: +7.9%



BNP PARIBAS

# FRB: Revenues

- Net Interest Income*: +0.9%/3Q06
  - +0.5%/3Q06 excluding Banque Privée Anjou
  - Sustained growth in volumes
  - Margins still under pressure due, in particular, to the 25bp rise in regulated interest rates on 01/08/07
- Strong growth in fee income*: +10.6%/3Q06
  - +10.1%/3Q06 excluding Banque Privée Anjou
- Fees on investment funds and financial transactions*: +19.4%/3Q06
  - Major contribution of commissions from discretionary portfolio management mandates
  - Great success of the product offering geared to meet customers' new expectations (example: Rumba, 2-years guaranteed structured product) arbitraged against other investment solutions
  - Life insurance assets gathered: in line/9M06 (vs -2%** for the market)
- Fees on other banking transactions*: +6.0%/3Q06
  - More customers, who are more loyal, using more services, generating higher volumes



Net Interest Income*
in €mn
809
768
802
815
816
3Q06
4Q06
1Q07
2Q07
3Q07




Fee Income
in €mn
592
617
697
681
655
387
386
409
410
410
3Q06
4Q06
1Q07
2Q07
3Q07
Other banking transactions
Investments funds and financial transactions


*Including 100% of French Private Banking, excluding PEL/CEL effects **Source FFSA


BNP PARIBAS

# FRB: Business Trends

| In billions of euros | Outstandings 3Q07 | %Change 1 year 3Q07/3Q06 | %Change 1 quarter 3Q07/2Q07 | Average Outstandings 9M07 | %Change 1 Year 9M07/9M06 |
|---|---|---|---|---|---|
| **LENDINGS (1)** | | | | | |
| **Total Loans** | **107.1** | **+11.0%** | **+3.9%** | **103.8** | **+9.5%** |
| Individual Customers | 56.9 | +9.2% | +2.3% | 55.6 | +10.2% |
| Incl. Mortgages | 49.3 | +10.1% | +2.7% | 48.0 | +11.0% |
| Incl. Consumer Lending | 7.6 | +3.7% | -0.3% | 7.6 | +5.2% |
| Corporates | 47.1 | +14.5% | +6.3% | 45.0 | +10.0% |
| **DEPOSITS AND SAVINGS (1)** | **87.4** | **+7.3%** | **+2.5%** | **85.5** | **+6.6%** |
| Cheque and Current Accounts | 36.4 | +6.0% | +1.4% | 35.8 | +6.5% |
| Savings Accounts | 36.6 | -2.0% | -1.2% | 37.0 | -2.0% |
| Market Rate Deposits | 14.4 | +47.2% | +16.7% | 12.7 | +43.2% |

*(1) Average cash Outstandings*

| In billions of euros | 30-Sep-07 | %Change 30.09.07/ 30.09.06 | %Change 30.09.07/ 30.06.07 |
|---|---|---|---|
| **Funds under management** | | | |
| Life Insurance | 57.0 | +12.7% | +0.9% |
| Mutual Funds (2) | 77.2 | +2.6% | -5.8% |

*(2) Does not include Luxemburg registered funds (PARVEST). Source: Europerformance.*

## Individual Customers, Professionals and Entrepreneurs

- Accelerated new customer wins, in particular amongst younger customers
  - Dedicated offering for each age segment (children, students, young professionals)
- Customer loyalty initiatives
  - 50% of customer contacts originated through multi-channel banking
  - Product offer reflecting customer expectations increasingly geared to easy to understand financial solutions with a prudent risk profile
- BNP Paribas French Private Banking: bolstered leading position
  - On-going flow of client referrals from the branches and the corporate business centres
  - Success of equity derivatives products
  - Net asset inflows in 9M07: +40%/9M06

## Corporate Customers

- Sharp rise in deposits thanks to a competitive cash management offering
- Sustained growth in investment and working capital loans in a context of reintermediation: outstandings +14.5%/3Q06
- Cross-selling drive made possible by a distinct business centres organisation and the use of advanced CRM tools to detect and monitor sales opportunities





# FRB Including PEL/CEL Effects

| *In millions of euros* | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,496** | **1,439** | **+4.0%** | **1,516** | **-1.3%** | **4,538** | **4,442** | **+2.2%** |
| *Incl. Net Interest Income* | *841* | *847* | *-0.7%* | *835* | *+0.7%* | 2,505 | 2,589 | -3.2% |
| *Incl. Commissions* | *655* | *592* | *+10.6%* | *681* | *-3.8%* | 2,033 | 1,853 | +9.7% |
| Operating Expenses and Dep. | -1,011 | -972 | +4.0% | -973 | +3.9% | -2,938 | -2,839 | +3.5% |
| **Gross Operating Income** | **485** | **467** | **+3.9%** | **543** | **-10.7%** | **1,600** | **1,603** | **-0.2%** |
| Provisions | -36 | -35 | +2.9% | -32 | +12.5% | -99 | -97 | +2.1% |
| **Operating Income** | **449** | **432** | **+3.9%** | **511** | **-12.1%** | **1,501** | **1,506** | **-0.3%** |
| Non Operating Items | 0 | 0 | n.s. | 1 | n.s. | 1 | 0 | n.s. |
| **Pre-Tax Income** | **449** | **432** | **+3.9%** | **512** | **-12.3%** | **1,502** | **1,506** | **-0.3%** |
| Income Attributable to AMS | -32 | -24 | +33.3% | -36 | -11.1% | -109 | -89 | +22.5% |
| **Pre-Tax Income of French Retail Bkg** | **417** | **408** | **+2.2%** | **476** | **-12.4%** | **1,393** | **1,417** | **-1.7%** |
| Cost/Income | 67.6% | 67.5% | +0.1 pt | 64.2% | +3.4 pt | 64.7% | 63.9% | +0.8 pt |
| Allocated Equity (Ebn) | | | | | | 5.9 | 5.5 | 6.7% |
| Pre-Tax ROE | | | | | | 32% | 34% | -2 pt |

*Including 100 % of Private Banking in France for the Revenues to Pre-tax Income line items*

- Net Interest Income not representative of FRB's business
  - Because of the impact of the changes in the PEL/CEL provision
- PEL/CEL effects: €24mn in 3Q07 vs €38mn in 3Q06
  - Of which volume effect: €2mn vs €7mn in 3Q06

# BNL banca commerciale

| In millions of euros | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 pro forma | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **668** | **633** | **+5.5%** | **641** | **+4.2%** | 1,947 | 1,822 | **+6.9%** |
| Operating Expenses and Dep. | -428 | -437 | -2.1% | -426 | +0.5% | -1,266 | -1,265 | +0.1% |
| **Gross Operating Income** | **240** | **196** | **+22.4%** | **215** | **+11.6%** | **681** | **557** | **+22.3%** |
| Provisions | -92 | -89 | +3.4% | -50 | +84.0% | -223 | -227 | -1.8% |
| **Operating Income** | **148** | **107** | **+38.3%** | **165** | **-10.3%** | **458** | **330** | **+38.8%** |
| Non Operating Items | 0 | 1 | n.s. | -1 | n.s. | -1 | -18 | -94.4% |
| **Pre-Tax Income** | **148** | **108** | **+37.0%** | **164** | **-9.8%** | **457** | **312** | **+46.5%** |
| Income Attributable to AMS | -2 | -1 | n.s. | -1 | n.s. | -5 | -5 | +0.0% |
| Pre-Tax Income of BNL bc | **146** | **107** | **+36.4%** | **163** | **-10.4%** | **452** | **307** | **+47.2%** |
| Cost/Income | 64.1% | 69.0% | -4.9 pt | 66.5% | -2.4 pt | 65.0% | 69.4% | -4.4 pt |
| Allocated Equity (Ebn) | | | | | | 3.0 | 2.9 | +5.2% |
| Pre-Tax ROE | | | | | | 20% | 14% | +6 pt |

*Including 100% of Private Banking in Italy for the Revenues to the Pre-tax Income line items*

- Revenues: + 5.5%/3Q06
  - Good growth in volumes
  - Delay in interest rate adjustments, pursuant to the Bersani Decree
- Operating expenses: -2.1%/3Q06
  - Effects of synergies: €15mn
  - Do not include the one-off operating expense savings due to a change in the accounting of severance costs (TFR), booked as a deduction from BNL's restructuring cost (in Other Businesses)
- Stable cost of risk/3Q06



BNP PARIBAS

# BNL: Synergies

- 63% of synergies implemented: €300mn out of €480mn planned by 2009
  - Net revenue synergies: €102mn (49% of the 2009 total)
  - Cost synergies: €198mn (73% of the 2009 total)
- Synergy target for 2007 already surpassed in first 9 months of the year
  - €116mn booked in first 9 months, vs €81mn expected for the year
  - Accelerated pace of planned employee departures
  - Lower marginal costs* than expected
- In 3Q07
  - Gross revenue synergies: €28mn, of which €22mn for BNL bc
  - Marginal costs*: €9mn, of which €8mn for BNL bc
  - Cost synergies: €30mn, of which €23mn for BNL bc



Synergy progress
2006
2007
2008
2009
81
186
Announced €480mn
in € mn
30.09.07
116
146
Implemented €300mn
63%
2006 Accounts
9M07 Accounts
Full-year effect of synergies already implemented




Impact of synergies 9M07
76
45
-19
-14
59
45
116
76
Gross revenue synergies
Marginal costs*
Cost synergies
Total synergies
BNL bc
Other core businesses


* Costs associated with achieving revenue synergies





# BNL banca commerciale
## Business Trends

| In billions of euros | Outstandings 3Q07 | %Change 1 year 3Q07/3Q06 | %Change 1 quarter 3Q07/2Q07 | Average Outstandings 9M07 | %Change 1 Year 9M07/9M06 |
|---|---|---|---|---|---|
| **LENDINGS (1)** | | | | | |
| **Total Loans** | **53.5** | **+4.5%** | **+3.5%** | **52.1** | **+4.2%** |
| Individual Customers | 24.1 | +6.9% | +2.4% | 23.6 | +6.8% |
| Incl. Mortgages | 17.3 | +7.9% | +2.6% | 17.0 | +8.5% |
| Corporates | 29.5 | +2.6% | +4.5% | 28.5 | +2.1% |
| **DEPOSITS AND SAVINGS (1)** | **31.8** | **+3.6%** | **-1.1%** | **31.9** | **+4.1%** |
| Individual Customers | 20.3 | +0.5% | -1.7% | 20.5 | +2.9% |
| Corporates | 11.6 | +9.4% | +0.2% | 11.4 | +6.3% |

*(1) Average volumes*

| In billions of euros | 30-Sep-07 | %Change 30.09.07/ 30.09.06 | %Change 30.09.07/ 30.06.07 |
|---|---|---|---|
| **Funds under management** | | | |
| Mutual Funds (2) | 11.1 | -17.4% | -3.0% |
| Life Insurance | 10.2 | +10.7% | +0.6% |

*(2) Does not include Luxemburg registered funds (PARVEST).*



BNP PARIBAS

# BNL bc: Individual Customers

- Net rise in the number of cheque and deposit accounts
  - +3,300 in 9M07 (vs -52,800 in 9M06)
- Good loan origination momentum
  - Mortgages: +18.5%/3Q06 driven by fixed-rate loans
  - Consumer loans: +6.2%/3Q06, return to a growth in line with market trends
- Success of AMS products
  - Continued to overhaul the asset management product and service offering for individual customers (BNP Paribas Equipe, BNP Paribas 100% e Più)
  - Credit protection insurance sold with 44% of new mortgages and consumer loans (product relaunched in 2007)
- Innovative advertising campaign


FONDI
BNP PARIBAS
EQUIPE



**Continued to revamp the product and service offer**



BNP PARIBAS

# BNL bc: Corporates

- Corporates
  - Bolstered the sales and marketing organisation: introduced cash management and structured finance experts
  - 5 fully-operational Trade Centres
  - 2 new Italian Desks: Algeria and Russia
  - Growth in structured finance: 139 mandates in 9M07 vs 57 in 9M06
  - Accelerated pace in loan growth
  - Factoring: continued double-digit growth in 3Q07 (+17%/3Q06)

- Public Entities and Local Governments
  - New sales and marketing organisation in place
  - Accelerated pace of deposit gathering in 3T07 (+14%/3Q06)

**Growth in Outstanding Loans**
Corporate and public entities


(Q/Q-1 % change)
+4.50%
+1.80%
0%
-1.40%
-2.20%
4Q06
1Q07
2Q07
3Q07

**Public Administration Deposits**


+14.0%
6.3
5.5
in €bn
3Q06
3Q07

**Revitalised commercial relations**


BNP PARIBAS

# International Retail Banking & Financial Services


27%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 2,012 | 1,879 | +7.1% | 1,996 | +0.8% | 5,927 | 5,470 | +8.4% |
| Operating Expenses and Dep. | -1,127 | -1,057 | +6.6% | -1,150 | -2.0% | -3,375 | -3,070 | +9.9% |
| **Gross Operating Income** | 885 | 822 | +7.7% | 846 | +4.6% | 2,552 | 2,400 | +6.3% |
| Provisions | -304 | -221 | +37.6% | -240 | +26.7% | -746 | -559 | +33.5% |
| **Operating Income** | 581 | 601 | -3.3% | 606 | -4.1% | 1,806 | 1,841 | -1.9% |
| Associated Companies | 19 | 20 | -5.0% | 22 | -13.6% | 60 | 64 | -6.3% |
| Other Non Operating Items | 69 | 4 | n.s. | 8 | n.s. | 78 | 42 | +85.7% |
| **Pre-Tax Income** | 669 | 625 | +7.0% | 636 | +5.2% | 1,944 | 1,947 | -0.2% |
| Cost/Income | 56.0% | 56.3% | -0.3 pt | 57.6% | -1.6 pt | 56.9% | 56.1% | +0.8 pt |
| Allocated Equity (Ebn) | | | | | | 7.9 | 7.1 | +11.7% |
| Pre-Tax ROE | | | | | | 33% | 37% | -4 pt |

- Exchange rate effects
  - USD/EUR: -7.3% 3Q07/3Q06
- At constant scope and exchange rates/3Q06
  - Revenues: +10.5%
  - Operating expenses: +9.0%
  - Gross Operating Income: +12.3%
  - Cost of risk: +43.5%
  - Pre-tax income: +10.6%





# IRFS: Cetelem


10%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **771** | **675** | **+14.2%** | **757** | **+1.8%** | **2,242** | **1,994** | **+12.4%** |
| Operating Expenses and Dep. | -411 | -360 | +14.2% | -424 | -3.1% | -1,228 | -1,088 | +12.9% |
| **Gross Operating Income** | **360** | **315** | **+14.3%** | **333** | **+8.1%** | **1,014** | **906** | **+11.9%** |
| Provisions | -183 | -138 | +32.6% | -177 | +3.4% | -511 | -419 | +22.0% |
| **Operating Income** | **177** | **177** | **+0.0%** | **156** | **+13.5%** | **503** | **487** | **+3.3%** |
| Associated Companies | 16 | 14 | +14.3% | 23 | -30.4% | 56 | 51 | +9.8% |
| Other Non Operating Items | 1 | 1 | +0.0% | 0 | n.s. | 1 | 37 | -97.3% |
| **Pre-Tax Income** | **194** | **192** | **+1.0%** | **179** | **+8.4%** | **560** | **575** | **-2.6%** |
| Cost/Income | 53.3% | 53.3% | +0.0 pt | 56.0% | -2.7 pt | 54.8% | 54.6% | +0.2 pt |
| Allocated Equity (Ebn) | | | | | | 2.2 | 1.9 | +16.1% |
| Pre-Tax ROE | | | | | | 35% | 41% | -6 pt |

*At constant scope and exchange rates/3Q06: Revenues: +12.3%; Operating expenses: +11.3%; GOI: +13.6%*

- Revenues: +14.2%/3Q06
  - Very strong growth outside France, Revenues: +27.1%/3Q06
  - Margin pressure in mature markets
- 1pt positive jaws effect at constant scope and exchange rates/3Q06
  - Continued business development investments in emerging countries
- Cost of risk at 212 bp of risk weighted assets vs 204 bp in 9M06
  - Impact of the fast-paced growth in emerging countries



BNP PARIBAS

# Cetelem: Business trends


10%

- Innovation and operational efficiency in mature countries
  - Outstandings in France: +8.5%* vs 3.6%** for the market
  - French network: finalising the introduction of 17 Customer Relations Centers to replace the 130 branches
  - Announced a partnership with Orange to distribute cobranded cards
  - Loans sourced via Internet as at the end of September 2007: close to €1.4bn, up 79% /9M06
  - Launched the first merchant loan website in Europe
- Growing share of emerging countries: 16% of 9M07 revenues compared to 9% in 2005
  - Algeria: broke even after only 18 months in business
  - Bulgaria: acquisition of JetFinance, no. 1 consumer lender (500,000 customers, 3,600 sales outlets in 150 towns): closing scheduled for 4Q07.
  - Brazil: acquisition of Banco BGN; closing scheduled in 1Q08


Revenues by geographic region
in €mn
2,015
6%
9%
57%
2,684
23%
13%
24%
40%
2,242
23%
16%
37%
2005
2006
9M07
France
Western Europe
Emerging countries
LaSer Cofinoga

*Including LaSer-Cofinoga and excluding partnerships; **Source: Bank of France





# IRFS: BancWest


7%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 501 | 531 | -5.6% | 493 | +1.6% | 1,505 | 1,657 | -9.2% |
| Operating Expenses and Dep. | -260 | -270 | -3.7% | -261 | -0.4% | -789 | -837 | -5.7% |
| **Gross Operating Income** | 241 | 261 | -7.7% | 232 | +3.9% | 716 | 820 | -12.7% |
| Provisions | -73 | -17 | n.s. | -22 | n.s. | -118 | -38 | n.s. |
| **Operating Income** | 168 | 244 | -31.1% | 210 | -20.0% | 598 | 782 | -23.5% |
| Associated Companies | 0 | 0 | n.s. | 0 | n.s. | 0 | 0 | n.s. |
| Other Non Operating Items | 4 | 0 | n.s. | 6 | -33.3% | 10 | 0 | n.s. |
| **Pre-Tax Income** | 172 | 244 | -29.5% | 216 | -20.4% | 608 | 782 | -22.3% |
| Cost/Income | 51.9% | 50.8% | +1.1 pt | 52.9% | -1.0 pt | 52.4% | 50.5% | +1.9 pt |
| Allocated Equity (Ebn) | | | | | | 2.5 | 2.6 | -2.2% |
| Pre-Tax ROE | | | | | | 32% | 41% | -9 pt |

*At constant scope and exchange rates/3Q06: Revenues: +1.4%; Operating expenses: +4.0%; GOI: - 1.3%*

- Revenues up: +1.4%/3Q06 at constant exchange rates (+3.7%/2Q07)
  - Less erosion in net interest margin: -11bp/3T06 vs -24bp 2Q07/2Q06
  - Fee income up +8.5%/3Q06
- Operating expenses: +4.0%/3Q06 at constant exchange rates (+1.9%/2Q07)
  - Deployment of the organic growth plan
- Cost of risk: includes a €47mn increase in the general provision on a portfolio basis for the home builders sector based on stress tests



BNP PARIBAS

# BancWest: Business trends


7%

*US GAAP*

| (in billions of USD) | 3Q07 | 3Q06 | 3Q07 /3Q06 | 2Q07 | 3Q07 /2Q07 |
|---|---|---|---|---|---|
| Loans and Leases | **47.5** | 44.9 | +6.0% | 46.8 | +1.6% |
| Deposits | **43.2** | 43.5 | -0.6% | 43.1 | +0.4% |

| (in billions of USD) | 30.09.07 | 30.09.06 | 30.09.07 /30.09.06 | 30.06.07 | 30.09.07 30.06.07 |
|---|---|---|---|---|---|
| Total Assets | **71.7** | 67.8 | +5.7% | 70.7 | +1.4% |
| Non Performing Assets /Loans and foreclosed properties | **0.58%** | 0.54% | +4 bp | 0.54% | +4 bp |

| | 3Q07 | 3Q06 | 3Q07 /3Q06 | 2Q07 | 3Q07 /2Q07 |
|---|---|---|---|---|---|
| Net Interest Margin | **3.05%** | 3.16% | -11 bp | 3.11% | -6 bp |

- Good sales drive: outstanding loans + 6.0%/3Q06
  - Continued deployment of the organic growth plan and initial successes in a more competitive environment
- Limited rise in the share of non-performing assets: 0.58% vs 0.54% in 3Q06

# BancWest
## Good Quality of Credit Portfolio

- Consumer lending: 26% of the portfolio
  - Share of subprime loans limited to 1%
  - Low 30 day+ delinquency rate: 0.99% in 3Q07 vs 0.86% in 3Q06 and 0.86% in 2Q07
- Mortgage lending to individuals: 27% of the portfolio
  - Outstandings spread across 20 states, including California 39% and Hawaii 15%
  - $155mn in loans made to subprime customers/total outstandings of $13.3bn as at 30.09.07
  - No reported deterioration in first mortgages or home equity loans
- Commercial Real Estate: 25% of the portfolio
  - Half comes from loans made to owner-occupiers
- Commercial & Industrial: 22% of the portfolio
  - Diversified commitments to small and medium sized corporates
- Investment Portfolio: only 2% subprime mortgage securities ($275mn)



Loan portfolio as at 30/09/07
$48.2bn
Consumer
Mortgage Lending (incl. Home Equity)
Commercial Real Estate
Commercial & Industrial
22%
26%
25%
27%




Segmentation of individual customer loans
FICO Scores
Super Prime
Prime
Sub Prime
$9.8bn
50%
1%
$3.5bn
59%
1%
2%
$12.5bn
61%
1%
First Mortgage
Home Equity Loans and Lines
Consumer





# IRFS: Emerging Markets


5%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 341 | 302 | +12.9% | 341 | +0.0% | 987 | 732 | +34.8% |
| Operating Expenses and Dep. | -219 | -198 | +10.6% | -221 | -0.9% | -645 | -479 | +34.7% |
| **Gross Operating Income** | 122 | 104 | +17.3% | 120 | +1.7% | 342 | 253 | +35.2% |
| Provisions | -22 | -51 | -56.9% | -16 | +37.5% | -49 | -64 | -23.4% |
| **Operating Income** | 100 | 53 | +88.7% | 104 | -3.8% | 293 | 189 | +55.0% |
| Associated Companies | 6 | 5 | +20.0% | 1 | n.s. | 11 | 8 | +37.5% |
| Other Non Operating Items | 58 | 2 | n.s. | 1 | n.s. | 59 | 2 | n.s. |
| **Pre-Tax Income** | 164 | 60 | +173.3% | 106 | +54.7% | 363 | 199 | +82.4% |
| Cost/Income | 64.2% | 65.6% | -1.4 pt | 64.8% | -0.6 pt | 65.3% | 65.4% | -0.1 pt |
| Allocated Equity (Ebn) | | | | | | 1.0 | 0.7 | +39.7% |
| Pre-Tax ROE | | | | | | 47% | 36% | +11 pt |

*At constant scope and exchange rates/3Q06: Revenues: +28.6%; Operating expenses: +23.1%; GOI: +38.8%*

- Scope effect due to the first consolidation of UkrSibbank for 2 quarters in 3Q06
- At constant scope and exchange rates:
  - Sharp rise in revenues: +28.6%/3Q06
  - Continued organic growth with a positive jaws effect of 5.5 pts
  - Cost of risk down: -42.9%/3Q06
- Other non-operating items: Bank of Nanjing dilution capitals gains (€52mn)
- Libya: acquisition of 19% stake in Sahara Bank finalised on 18.09.07



BNP PARIBAS

# IRFS: Equipment Solutions and UCB


5%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **399** | **371** | **+7.5%** | **405** | **-1.5%** | **1,193** | **1,087** | **+9.8%** |
| Operating Expenses and Dep. | -237 | -229 | +3.5% | -244 | -2.9% | -713 | -666 | +7.1% |
| **Gross Operating Income** | **162** | **142** | **+14.1%** | **161** | **+0.6%** | **480** | **421** | **+14.0%** |
| Provisions | -26 | -15 | +73.3% | -25 | +4.0% | -68 | -38 | +78.9% |
| **Operating Income** | **136** | **127** | **+7.1%** | **136** | **+0.0%** | **412** | **383** | **+7.6%** |
| Associated Companies | -3 | 1 | n.s. | -2 | +50.0% | -7 | 5 | n.s. |
| Other Non Operating Items | 6 | 1 | n.s. | 1 | n.s. | 8 | 3 | n.s. |
| **Pre-Tax Income** | **139** | **129** | **+7.8%** | **135** | **+3.0%** | **413** | **391** | **+5.6%** |
| Cost/Income | 59.4% | 61.7% | -2.3 pt | 60.2% | -0.8 pt | 59.8% | 61.3% | -1.5 pt |
| Allocated Equity (Ebn) | | | | | | 2.2 | 1.9 | +15.2% |
| Pre-Tax ROE | | | | | | 25% | 27% | -2 pt |

*At constant scope and exchange rates/3Q06: Revenues: +6.4%; Operating expenses: +0.7%; GOI: +15.6%*

- Very good operating momentum
  - Positive jaws effect of 4 pts
- Creation of BNP Paribas Personal Finance under way
  - Tie-up of Cetelem and UCB
- Arval: opened a subsidiary in India




# Financial Services: Outstandings

| *In billions of euros* | Sep-07 | Sep-06 | %Change 1 year /Sep 06 | Jun-07 | %Change 1 quarter /Jun 07 |
|---|---|---|---|---|---|
| **CETELEM** | **59.7** | **49.9** | **+19.6%** | **57.7** | **+3.4%** |
| France (1), incl. | 34.2 | 28.7 | +19.1% | 33.2 | +3.0% |
| *Cetelem France (2)* | *16.9* | *14.9* | *+13.3%* | *16.7* | *+1.1%* |
| *Laser Cofinoga* | *9.1* | *8.0* | *+13.5%* | *8.8* | *+3.0%* |
| *Partnerships and parent company's outstandings* | *8.2* | *5.8* | *+41.5%* | *7.6* | *+7.2%* |
| Outside France | 25.5 | 21.2 | +20.2% | 24.6 | +4.0% |
| **BNP Paribas Lease Group MT (3)** | **21.6** | **15.6** | **+38.1%** | **21.5** | **+0.5%** |
| France | 10.5 | 10.6 | -1.1% | 10.6 | -0.9% |
| Europe (excluding France) (3) | 11.1 | 5.0 | +121.3% | 10.9 | +1.9% |
| **UCB** | **36.5** | **32.1** | **+13.8%** | **35.2** | **+3.7%** |
| France (1) | 17.0 | 16.5 | +2.7% | 16.8 | +1.2% |
| Europe (excluding France) | 19.5 | 15.5 | +25.5% | 18.4 | +5.9% |
| **Long Term Leasing with Services** | **6.9** | **6.5** | **+6.2%** | **6.9** | **+1.1%** |
| France | 2.2 | 2.1 | +6.4% | 2.2 | +1.5% |
| Europe (excluding France) | 4.7 | 4.4 | +6.1% | 4.7 | +0.9% |
| **ARVAL (in thousands)** | | | | | |
| **Financed vehicles** | **532** | **494** | **+8%** | **522** | **+2%** |
| included in total managed vehicles | 623 | 618 | +0.8% | 615 | +1.2% |

(1) Transfer from UCB France to Cetelem France (debt consolidation activity): €0.9bn as at 31.12.06

(2) Cetelem France, excl. debt consolidation activity: +5.8%/sept 06

(3) Consolidation of Locafit outstandings (Leasing subsidiary of BNL): €5.0bn as at 31.12.06


BNP PARIBAS

# Asset Management & Services


18%

| In millions of euros | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 1,350 | 1,085 | +24.4% | 1,373 | -1.7% | 3,990 | 3,250 | +22.8% |
| Operating Expenses and Dep. | -873 | -707 | +23.5% | -814 | +7.2% | -2,467 | -2,034 | +21.3% |
| **Gross Operating Income** | 477 | 378 | +26.2% | 559 | -14.7% | 1,523 | 1,216 | +25.2% |
| Provisions | -1 | -6 | n.s. | 0 | n.s. | -3 | 1 | n.s. |
| **Operating Income** | 476 | 372 | +28.0% | 559 | -14.8% | 1,520 | 1,217 | +24.9% |
| Associated Companies | 5 | -2 | n.s. | 11 | -54.5% | 23 | 5 | n.s. |
| Other Non Operating Items | 4 | 0 | n.s. | 5 | -20.0% | 9 | -1 | n.s. |
| **Pre-Tax Income** | 485 | 370 | +31.1% | 575 | -15.7% | 1,552 | 1,221 | +27.1% |
| Cost/Income | 64.7% | 65.2% | -0.5 pt | 59.3% | +5.4 pt | 61.8% | 62.6% | -0.8 pt |
| Allocated Equity (Ebn) | | | | | | 5.3 | 4.6 | +17.4% |
| Pre-Tax ROE | | | | | | 39% | 36% | +3 pt |

- At constant scope and exchange rates/3Q06
  - Revenues: +20.4%
  - Operating expenses: +17.1%
  - Positive jaws effect of 3.3 pts
- Substantial profitability, up sharply
  - Pre-tax income: +31.1%/3Q06
  - ROE: 39% (+3 pts/9M06)
- Net asset inflows: €21.7bn in 9M07


Net asset inflow rate*
4.6%
4.4%
9.9%
8.6%
5.4%
2003
2004
2005
2006
9M07

*Annualised rate as a % AUM

# AMS: Business trends

| | 30-Sep-07 | 30-Sep-06 | 30 sep 07/ 30 sep 06 | 30-Jun-07 | 30-sep-07/ 30-jun-07 |
|---|---|---|---|---|---|
| **Assets under management (in €bn)** | **589.5** | **526.6** | **11.9%** | **596.1** | **-1.1%** |
| Asset management | 282.4 | 246.5 | 14.6% | 289.7 | -2.5% |
| Private Banking and Cortal Consors | 190.0 | 164.2 | 15.7% | 189.7 | 0.2% |
| Real Estate Services | 7.1 | 7.7 | -8.2% | 8.1 | -12.5% |
| Insurance | 110.0 | 108.2 | 1.7% | 108.5 | 1.4% |

| | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 |
|---|---|---|---|---|---|
| **Net asset inflows (in €bn)** | **-2.6** | **8.8** | **n.s.** | **9.3** | **n.s.** |
| Asset management | -4.4 | 5.0 | n.s. | 2.5 | n.s. |
| Private Banking and Cortal Consors | 2.0 | 3.0 | -34.3% | 5.5 | -64.5% |
| Real Estate Services | -1.3 | 0.0 | n.s. | 0.1 | n.s. |
| Insurance | 1.2 | 0.9 | 34.7% | 1.3 | -9.8% |

| | 30-Sep-07 | 30-Sep-06 | 30-sep-07/ 30-sep-06 | 30-Jun-07 | 30-sep-07/ 30-jun-07 |
|---|---|---|---|---|---|
| **Securities Services** | | | | | |
| Assets under custody (in €bn) | 3,977 | 3,430 | +16.0% | 3,963 | +0.4% |
| Assets under administration (in €bn) | 842.7 | 569.2 | +48.1% | 825.3 | +2.1% |
| | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 |
| Number of transactions (in thousands) | 11,804 | 7,428 | +58.9% | 10,910 | +8.2% |


BNP PARIBAS

# AMS: Wealth and Asset Management

| *In millions of euros* | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **706** | **536** | **+31.7%** | **715** | **-1.3%** | **2,074** | **1,617** | **+28.3%** |
| Operating Expenses and Dep. | -469 | -364 | +28.8% | -442 | +6.1% | -1,340 | -1,073 | +24.9% |
| **Gross Operating Income** | **237** | **172** | **+37.8%** | **273** | **-13.2%** | **734** | **544** | **+34.9%** |
| Provisions | -1 | -1 | +0.0% | 0 | n.s. | -2 | 0 | n.s. |
| **Operating Income** | **236** | **171** | **+38.0%** | **273** | **-13.6%** | **732** | **544** | **+34.6%** |
| Associated Companies | -1 | -3 | -66.7% | 0 | n.s. | 4 | -4 | n.s. |
| *Other Non Operating Items* | *1* | *0* | *n.s.* | *5* | *-80.0%* | *6* | *2* | *n.s.* |
| **Pre-Tax Income** | **236** | **168** | **+40.5%** | **278** | **-15.1%** | **742** | **542** | **+36.9%** |
| Cost/Income | 66.4% | 67.9% | -1.5 pt | 61.8% | +4.6 pt | 64.6% | 66.4% | -1.8 pt |
| Allocated Equity (Ebn) | | | | | | 1.7 | 1.3 | +24.2% |
| Pre-Tax ROE | | | | | | 60% | 54% | +6 pt |

*At constant scope and exchange rates/3Q06: Revenues: +23.2%; Operating expenses: +17.7%; GOI: +34.5%*

- Net asset inflows: -€3.7bn in 3Q07
  - Asset outflows mainly in the money market and bond funds
  - Positive asset inflows in equity, alternative and structured funds
- Revenues: +31.7%/3Q06
  - Private Banking: +20.2%/3Q06
  - Asset Management: +38.5%/3Q06
  - Personal Investors: +27.3%/3Q06
  - Real Estate Services: +37.6%/3Q06
- Pre-tax income: +40.5%/3Q06



BNP PARIBAS

# Asset Management: Breakdown of AUM

31.12.06



Money Market 23%
Bonds 25%
Alternative, structured and index-based 15%
Diversified 16%
Equity 21%
52%


€251.4bn

30.09.07



Money Market 23%
Bonds 19%
Alternative, structured and index-based 17%
Diversified 18%
Equity 23%
58%


€282.4bn

**Greater share of high value-added assets**

# AMS: Insurance

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 358 | 317 | +12.9% | 356 | +0.6% | 1,067 | 950 | +12.3% |
| Operating Expenses and Dep. | -168 | -156 | +7.7% | -161 | +4.3% | -488 | -443 | +10.2% |
| **Gross Operating Income** | 190 | 161 | +18.0% | 195 | -2.6% | 579 | 507 | +14.2% |
| Provisions | 0 | -5 | n.s. | 0 | n.s. | -1 | 1 | n.s. |
| **Operating Income** | 190 | 156 | +21.8% | 195 | -2.6% | 578 | 508 | +13.8% |
| Associated Companies | 6 | 1 | n.s. | 11 | -45.5% | 19 | 9 | n.s. |
| Other Non Operating Items | 3 | 0 | n.s. | 0 | n.s. | 3 | -4 | n.s. |
| **Pre-Tax Income** | 199 | 157 | +26.8% | 206 | -3.4% | 600 | 513 | +17.0% |
| Cost/Income | 46.9% | 49.2% | -2.3 pt | 45.2% | +1.7 pt | 45.7% | 46.6% | -0.9 pt |
| Allocated Equity (Ebn) | | | | | | 3.0 | 2.7 | +14.4% |
| Pre-Tax ROE | | | | | | 26% | 26% | +0 pt |

*At constant scope and exchange rates/3Q06: Revenues: +16.7%; Operating expenses: +13.0%; GOI: +20.2%*

- France: €2.1bn in gross asset inflows (+2%/3Q06) despite a high 3Q06 base reference and a less favourable market environment
  - 44.4% share of unit-linked insurance products (26.7%* for the market)
- Outside France: €1.9bn in gross asset inflows (+40%/3Q06) driven in particular by savings in the UK, Luxembourg and Asia
- Very strong rise in results following past investments, in particular outside France
  - Pre-tax income: +26.8%/3Q06

*Source FFSA



**BNP PARIBAS**

# AMS: Securities Services

| *In millions of euros* | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **286** | **232** | **+23.3%** | **302** | **-5.3%** | **849** | **683** | **+24.3%** |
| Operating Expenses and Dep. | -236 | -187 | +26.2% | -211 | +11.8% | -639 | -518 | +23.4% |
| **Gross Operating Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **165** | **+27.3%** |
| Provisions | 0 | 0 | n.s. | 0 | n.s. | 0 | 0 | n.s. |
| **Operating Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **165** | **+27.3%** |
| Non Operating Items | 0 | 0 | n.s. | 0 | n.s. | 0 | 1 | n.s. |
| **Pre-Tax Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **166** | **+26.5%** |
| Cost/Income | 82.5% | 80.6% | +1.9 pt | 69.9% | +12.6 pt | 75.3% | 75.8% | -0.5 pt |
| Allocated Equity (Ebn) | | | | | | 0.7 | 0.6 | +16.8% |
| Pre-Tax ROE | | | | | | 42% | 39% | +3 pt |

*At constant scope and exchange rates/3Q06: Revenues: +18.9%; Operating expenses: +19.1%; GOI: +18.0%*

- Continued sharp rise in organic growth
  - Number of transactions: +59%/3Q06
  - Assets under administration: +48%/3Q06
- External growth
  - RBSI Securities Services (Jersey, Guernsey, Isle of Man) and Exel Bank (Spain) consolidated in 3Q07
  - Depo bank business for funds of hedge funds acquired from RasBank in Italy (€9.8bn in assets under administration)
- Fresh rise in profitability
  - Pre-tax ROE: 42% (+3 pts/9M06)



BNP PARIBAS

# Corporate and Investment Banking

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **2,007** | **1,821** | **+10.2%** | **2,479** | **-19.0%** | **6,882** | **6,102** | **+12.8%** |
| Operating Expenses and Dep. | -1,185 | -1,018 | +16.4% | -1,365 | -13.2% | -3,821 | -3,442 | +11.0% |
| **Gross Operating Income** | **822** | **803** | **+2.4%** | **1,114** | **-26.2%** | **3,061** | **2,660** | **+15.1%** |
| Provisions | -29 | 87 | n.s. | 59 | n.s. | 86 | 230 | -62.6% |
| **Operating Income** | **793** | **890** | **-10.9%** | **1,173** | **-32.4%** | **3,147** | **2,890** | **+8.9%** |
| Associated Companies | 0 | 1 | n.s. | 3 | n.s. | 9 | 3 | n.s. |
| Other Non Operating Items | 6 | 4 | n.s. | 68 | n.s. | 78 | 40 | +95.0% |
| **Pre-Tax Income** | **799** | **895** | **-10.7%** | **1,244** | **-35.8%** | **3,234** | **2,933** | **+10.3%** |
| Cost/Income | 59.0% | 55.9% | +3.1 pt | 55.1% | +3.9 pt | 55.5% | 56.4% | -0.9 pt |
| Allocated Equity (Ebn) | | | | | | 11.6 | 10.0 | +15.9% |
| Pre-Tax ROE | | | | | | 37% | 39% | -2 pt |

- Limited impact of the crisis on revenues and cost of risk
- Operating expenses: +16.4%/3Q06, -13.2%/2Q07
  - Effect of variable remunerations
  - Continued organic growth investments, in particular in Asia, in Derivatives and Specialised Finance
  - 55.5% cost/income ratio in the first 9 months, -0.9 pt/9M06
- Pre-tax income held up well: -10.7%/3Q06
  - 9M07: €3,234mn, +10.3%/9M06
  - Pre-tax ROE in the first 9 months: 37%, down 2 pts/9M06


BNP PARIBAS

# CIB: Advisory and Capital Markets

| In millions of euros | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 | 9M07 | 9M06 | 9M07/9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,463** | **1,181** | **+23.9%** | **1,764** | **-17.1%** | **4,899** | **4,136** | **+18.4%** |
| *Incl. Equity and Advisory* | *573* | *503* | *+13.9%* | *826* | *-30.6%* | *2,213* | *1,911* | *+15.8%* |
| *Incl. Fixed Income* | *890* | *678* | *+31.3%* | *938* | *-5.1%* | *2,686* | *2,225* | *+20.7%* |
| Operating Expenses and Dep. | -893 | -729 | +22.5% | -1,064 | -16.1% | -2,938 | -2,601 | +13.0% |
| **Gross Operating Income** | **570** | **452** | **+26.1%** | **700** | **-18.6%** | **1,961** | **1,535** | **+27.8%** |
| Provisions | -12 | 0 | n.s. | 0 | n.s. | -12 | 0 | n.s. |
| **Operating Income** | **558** | **452** | **+23.5%** | **700** | **-20.3%** | **1,949** | **1,535** | **+27.0%** |
| Associated Companies | 0 | 1 | n.s. | 3 | n.s. | 9 | 3 | n.s. |
| Other Non Operating Items | 6 | 3 | n.s. | 19 | -68.4% | 29 | 39 | -25.6% |
| **Pre-Tax Income** | **564** | **456** | **+23.7%** | **722** | **-21.9%** | **1,987** | **1,577** | **+26.0%** |
| Cost/Income | 61.0% | 61.7% | -0.7 pt | 60.3% | +0.7 pt | 60.0% | 62.9% | -2.9 pt |
| Allocated Equity (Ebn) | | | | | | 4.4 | 3.8 | +14.3% |
| Pre-Tax ROE | | | | | | 61% | 55% | +6 pt |

- Revenues: +23.9%/3Q06
  - Clear growth in Equity and Advisory as well as Fixed Income
  - Limited impact of the crisis due to limited exposure to the areas of concern
  - Strong growth in customer revenues
- Positive jaws effect of 1.4 pts/3Q06
  - Good cost flexibility: +22.5%/3Q06, -16.1%/2Q07

# CIB: Advisory and Capital Markets
## Business trends

- Equity and Advisory
  - Equity derivatives: record customer business in all regions
  - Good quarter in M&A and fresh rise in ECM in Asia
- Fixed Income
  - Interest and Forex: very good performance in a highly volatile environment
  - Credit: revenue held up well despite the negative impact of widening spreads between bonds and CDSs
  - Very limited securitisation and high yield business



GLOBAL FINANCE
Best Equity Derivatives in North America
Global finance, Sept 07




AsiaRisk
AWARDS 2007
Derivatives House of the Year in Asia
AsiaRisk, Oct 07


**Fixed Income**
2006 Revenues reminder*



Other Sales and Trading 22%
Primary Credit and Securitisation 14%
Risk Advisory 4%
Credit 14%
Derivatives 60%


**Fixed Income**
2006 client contributions reminder



Europe 56%
Japan 13%
Asia ex Japan 17%
Americas 14%


*Excluding commodity Derivatives



BNP PARIBAS

# VaR (1 day-99%) by type of risk



54 34 31 40 26 21 21 25 25 23 23 20 21 25 23 39 67
Bold line: Quarterly average VaR
in €mn
Bar chart : data from the last market trading day of the period
Commodities
Forex & Others
Equity
Interest Rates
Credit
Nettings
22 22 25 28 27 19 19 36 25 28 16 19 21 20 25 52 61
VaR on the last day of market trading
30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 31.03.07 30.06.07 30.09.07


- Increase in the average quarterly VaR
  - Sharp rise in historic volatility
- Models resisted very well
  - Only 22 days of losses in 9M07, of which 17 in 3Q07 (vs 11days of losses in 9M06 of which 5 in 3Q06). Average daily loss over these 22 days less than €20mn
  - 2 weeks of losses in 9M07, in August (vs 1 week of losses for the whole of 2006)
  - No days of losses beyond the VaR



BNP PARIBAS

# CIB: Financing Businesses

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **544** | **640** | **-15.0%** | **715** | **-23.9%** | **1,983** | **1,966** | **+0.9%** |
| Operating Expenses and Dep. | -292 | -289 | +1.0% | -301 | -3.0% | -883 | -841 | +5.0% |
| **Gross Operating Income** | **252** | **351** | **-28.2%** | **414** | **-39.1%** | **1,100** | **1,125** | **-2.2%** |
| Provisions | -17 | 87 | n.s. | 59 | n.s. | 98 | 230 | -57.4% |
| **Operating Income** | **235** | **438** | **-46.3%** | **473** | **-50.3%** | **1,198** | **1,355** | **-11.6%** |
| Non Operating Items | 0 | 1 | n.s. | 49 | n.s. | 49 | 1 | n.s. |
| **Pre-Tax Income** | **235** | **439** | **-46.5%** | **522** | **-55.0%** | **1,247** | **1,356** | **-8.0%** |
| Cost/Income | 53.7% | 45.2% | +8.5 pt | 42.1% | +11.6 pt | 44.5% | 42.8% | +1.7 pt |
| Allocated Equity (Ebn) | | | | | | 7.2 | 6.2 | +16.8% |
| Pre-Tax ROE | | | | | | 23% | 29% | -6 pt |

- Revenues impacted by a -€194mn fair value adjustment of LBOs underwriting commitments
  - As a result net interest income accounts for the bulk of this quarter's revenues
  - Excluding fair value adjustment, revenues +15%/3Q06
- Operating expenses: +1.0%/3Q06, -3.0%/2Q07
- Slight net increase in provisions
  - Including a €50mn increase in the general provision on a portfolio basis related to the home builders sector in the US, based on stress tests
  - Very good quality of the portfolio





# CIB: Financing Businesses

- Energy, Commodities, Export and Project
  - Leader in a business unaffected by the crisis
  - Positive effect of the high oil prices partly offset by the fall in the dollar
  - Best Trade Bank in Oil/Energy (Trade & Forfaiting Review, July 07)
- Structured Finance
  - Sharp rise in net interest income
  - LBO origination restricted to medium-sized projects
  - Maintained good level of corporate acquisition finance business
  - #1 in Media and Telecom Finance in Europe - top Bookrunner of Telecom loans 1H07 in EMEA, both by amount and number of deals (Dealogic, October 2007)
- Credit protection purchased
  - Negligible impact of the Mark-to-Market on 3Q07



Specialised financing revenues
2006 Reminder
Asset Finance (incl. Export)
Acquisition Finance
9%
Leverage Finance
Energy & Commodities




Risk Weighted Assets Financing Businesses
in €bn
121.0
102.4
+11.5%
+11.9%
134.9
114.6
9M06*
9M07
Impact of protections bought
Net Risk Weighted Assets


* Pro forma including BNL activities transferred to CIB

# Other Businesses*

| In millions of euros | 3Q07 | 3Q06 | 2Q07 | 9M07 | 9M06 |
|---|---|---|---|---|---|
| **Revenues** | **226** | **27** | **280** | **1,047** | **574** |
| *incl. BNP Paribas Capital* | *274* | *53* | *208* | *905* | *234* |
| Operating Expenses and Dep. | -53 | -100 | -154 | -310 | -254 |
| *Incl. BNL restructuring costs* | *50* | *-10* | *-61* | *-34* | *-10* |
| **Gross Operating Income** | **173** | **-73** | **126** | **737** | **320** |
| Provisions | 0 | 0 | 4 | 5 | 67 |
| **Operating Income** | **173** | **-73** | **130** | **742** | **387** |
| Associated Companies | 43 | 100 | 54 | 192 | 167 |
| Other Non Operating Items | -5 | -6 | -21 | -30 | -28 |
| **Pre-Tax Income** | **211** | **21** | **163** | **904** | **526** |

- One-off net gains on own securities: €44mn
- BNP Paribas Capital
  - In 1Q07: disposal of Vivarte
  - In 2Q07: disposal of Saur
  - In 3Q07: disposal of Bouygues Télécom
  - Unrealised capital gains as at 30 September 2007: €1.8bn vs €2.2bn as at 31 December 2006
- Restructuring costs associated with the integration of BNL
  - Including one-off savings (€74mn) due to a change in the Italian accounting rule for severance costs (TFR), booked as a deduction of BNL's restructuring costs

** Including Klépierre*

Investor Relations & Financial Information

Véronique Ormezzano +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

http://invest.bnpparibas.com



BNP PARIBAS



BNP PARIBAS

# RESULTS AS AT 30 SEPTEMBER 2007

## PRESS RELEASE

8 November 2007



BNP PARIBAS

Paris, 8 November 2007

# RESULTS
# AS AT 30 SEPTEMBER 2007

## THIRD QUARTER 2007

### A ROBUST BUSINESS MODEL: GROWTH IN THE REVENUES OF ALL THE CORE BUSINESSES

- Revenues — €7,690mn (+12.6%/3Q06)
- Gross Operating Income — €3,047mn (+18.7%/3Q06)

### THE EFFECTS OF A STRINGENT RISK POLICY: LIMITED IMPACT OF THE CRISIS ON THE QUARTER'S RESULTS

- Impact on Revenues — -€186mn
- Impact on Cost of Risk — -€115mn

Total: -€301mn

### CONTINUED PROFITABLE GROWTH STRATEGY: SHARP RISE IN RESULTS

- Operating Income — €2,585mn (+12.2%/3Q06)
- **Net Income Group Share — €2,027mn (+21.0%/3Q06)**

## FIRST NINE MONTHS OF 2007

- Net Income Group Share — €6,816mn (+22.0%)
- Cost/Income Ratio — 58.4% (improved by 1 pt)
- Annualised after-tax ROE — 22.6% (improved by 1.4 pts)
- Earnings per Share (9 months) — €7.4 (+19%)

On 6 November 2007, BNP Paribas' Board of Directors, in a meeting chaired by Michel Pébereau, examined the Group's results for the third quarter and the first nine months of 2007.

## RESULTS UP SUBSTANTIALLY IN THE CONTEXT OF A CRISIS THAT HAS HAD ONLY A LIMITED IMPACT ON THE GROUP

BNP Paribas' performance in the third quarter 2007 is explained by the Group's limited exposure to the businesses affected by the crisis, and by the success of its growth and internationalisation strategy.

The Impact of the Crisis on BNP Paribas has Been Limited

For the third quarter, **the net impact of the crisis on revenues was -186 million euros** for the entire BNP Paribas Group, a limited amount thanks to its low exposure to the assets in question. With regard to LBO[1] underwriting commitments, which totalled 3.7 billion euros as at 30 September, fair value adjustments totalling -194 million euros were posted to factor in the new market conditions. The amount of fair value adjustments on the securitisation portfolio was very limited, only -36 million euros. Conversely, 44 million euros in net one-off gains on own debt and equities were allocated to "Other Businesses."

In an environment marked by extraordinary daily volatility, capital markets businesses performed very well, generating revenues up 23.9% compared to the third quarter 2006. This performance was achieved in particular thanks to highly sustained client business. The sharp rise in the historical volatility has led to a significant increase in the capital markets businesses' Value at Risk (average VaR[2] of 67 million euros in the third quarter compared to an average 39 million euros in the second quarter 2007). Still, the market risk models and management processes have proven to be highly robust during this period since none of the losses reported certain days by the capital markets businesses exceeded the corresponding daily VaR.

**As far as the cost of risk is concerned, the impact of the crisis was -115 million euros.** The bulk of this amount, or -97 million euros, corresponds to a net increase in the IFRS general provision on a portfolio basis related to the home builders sector in the U.S. The amount of the provision was calculated using stress tests applied to CIB and BancWest's exposures. Moreover, CIB's specific provisions this quarter include a net increase of only -18 million euros to cover certain defaulted mortgage originators, since the exposure was largely collateralised. Thanks to a strict collateralisation policy, the Group did not record any credit losses on hedge funds. CIB did not report any deterioration of the rest of its portfolio and continued to write back provisions. Its net direct exposure to the U.S. subprime risk is negligible. BNP Paribas as a whole has thus reaped the benefits of a stringent risk policy applied across all its core businesses.

However, the sustained crisis has resulted in a significant increase of counterparty risks in capital markets businesses.

Lastly, the crisis had only a limited impact on BNP Paribas' refinancing costs. Benefiting from a AA+ rating by Standard and Poor's, the Group had access to liquidity on competitive terms during the entire period. Furthermore, its refinancing needs did not increase significantly. As a matter of fact, BNP Paribas depends very little on securitisation to finance the growth of its assets and, what is more, its conduit business is small in magnitude: the six multi-seller conduits sponsored by BNP Paribas amounted to 9.6 billion euros in outstandings as at 30 September 2007, one of the lowest amounts amongst the leading banking groups.

[1] Financing of leveraged acquisition by private equity funds.
[2] Calculated for one day using a 99% confidence level.

The Growth and Internationalisation Strategy is Producing Results

**In the third quarter of this year, BNP Paribas made 7,690 million euros in revenues, up 12.6% compared to the third quarter 2006.** This growth is due primarily to organic growth in all the core businesses: at constant scope and exchange rates, the core businesses revenues rose 10.6%. Despite the crisis, revenues of each of core businesses were up.

For the first nine months of 2007, BNP Paribas generated 77% of its revenues in Europe, of which 47% in France. North America, the market hardest hit by the current crisis, makes up only 11% of revenues, whilst Asia and the emerging countries contribute 12% of the Group's revenues for the first nine months of the year as these regions continue to represent a major growth potential for all its business lines.

The increase in operating expenses reflects continued investments in organic growth, as well as satisfactory costs flexibility in the capital markets businesses. The core businesses operating expenses, at constant scope and exchange rates, rose 10.5% compared to the third quarter 2006. CIB's cost/income ratio was 59.1% in the third quarter, up 3.5 points, due to the value adjustments related to the crisis. The cost/income ratio of all the other core businesses improved, in particular BNL that posted a 4.9 points drop. For all the core businesses, at constant scope and exchange rates, the cost/income ratio for the third quarter 2007 was 61.0%, 0.1 point better than in the third quarter 2006, as the Group managed to maintain the level of its operational efficiency.

Gross operating income rose 18.7% to 3,047 million euros (2,881 million euros, or +10.8% at constant scope and exchange rates for the core businesses only).

The net addition to provisions was 462 million euros, up 75% compared to the third quarter 2006. This 198 million euros increase includes 115 million euros arising from the market crisis, as indicated above. The annualised cost of risk this quarter was 37 basis points of the risk-weighted assets compared to 24 in the third quarter 2006.

The Group's pre-tax income totalled 2,727 million euros, up 12.4% compared to the third quarter 2006. It includes 211 million euros in pre-tax income from "Other Businesses," which in particular posted this quarter capital gains from the disposal of BNP Paribas Capital's stake in Bouygues Telecom, as well as one-off savings of 74 million euros due to a change in the accounting of severance costs in Italy (TFR), booked as a deduction of BNL's restructuring costs. At constant scope and exchange rates, the core businesses' pre-tax income was up 5.8%.

**Net income group share, at 2,027 million euros, was up 21.0% compared to the third quarter 2006.**

For the first nine months of 2007, the net income group share totalled 6,816 million euros (+22.0%). The 58.4% cost/income ratio marked a 1 point improvement compared to the first nine months of 2006. Annualised return on equity came to 22.6%, up 1.4 point compared to the first nine months of 2006.

**Earnings per share in the first nine months of the year rose from 6.2 euros to 7.4 euros (+19%).**

Against a backdrop of rapid growth of risk-weighted assets year-on-year (+15.1% compared to 30 September 2006), the international capital adequacy ratio was estimated at 10.5% as at 30 September 2007 and the Tier 1 ratio was estimated to be 7.3%.

## RETAIL BANKING: A SOLID, INTERNATIONAL AND GROWING ORGANISATION

French Retail Banking (FRB): Confirmation of the Sales and Marketing Drive

The retail network in France[3] posted **revenues (1,465 million euros) that were up 4.6% compared to the third quarter 2006, in line with the 4% target for 2007**. Net interest income rose 0.5% in a competitive environment in which margins are still under pressure, with no notable effect of the international environment. Fee income moved up 10.1%, driven by growth in fees on financial savings products (+18.1%) thanks to a high level of business volumes this quarter as large numbers of customers switched, in particular, to guaranteed capital structured products offering a risk return profile more appropriate to the new market environment.

Operating expenses rose 3.2%, excluding Banque Privée Anjou. The cost of risk remained stable at a very low level (15 basis points of the risk-weighted assets in the first nine months of 2007)

Operating income totalled 425 million euros, up 7.9%. After sharing one third of the net income from French Private Banking with the AMS core business, French Retail Banking's quarterly pre-tax income therefore rose 6.2% to 393 million euros compared to the third quarter 2006.

**The French retail network continued its dynamic sales and marketing drive:**

- the number of **individual** chequing and deposit accounts has continued to grow rapidly: + 200,000 during the first nine months compared to + 136,000 for the same period a year ago with particularly clear successes with young customers, to whom specially designed products and services were marketed, better adapted to each age segment: children, students, young professionals;

- **Private Banking** continued to consolidate its leading position in France, thanks to the ongoing flow of client referrals generated by the retail branches and the corporate business centres;

- business with **Corporates** showed sustained growth, driven by a rapid rise in loans, as well as deposits thanks namely to expanded cash management services. The cross-selling drive continued owing to the business centre organisation and to relationship managers being provided with advanced CRM tools to detect and monitor sales opportunities.

In the first nine months of the year, French Retail Banking's cost/income ratio was 65.8%[4] and net pre-tax income, after sharing one third of the net income from French Private Banking with AMS, totalled 1,322 million euros, up 4.8% compared to the first nine months 2006. Pre-tax return on equity equalled 30% (-1 point compared to the first nine months 2006).

BNL banca commerciale (BNL bc): Continued to Revamp the Product and Service Offering

BNL's integration is progressing and confirms its major value creation potential.

**For BNL as a whole, the expected synergies are being achieved quickly**: as at 30 September 2007, 166 million euros in synergies (including 76 million euros for BNL banca commerciale) were booked compared to a target of 81 million euros for the whole of 2007. This advance in progress is due in particular to an accelerated pace of planned departures. Since 1 October, the legal consolidation is completed with the merger of the BNL Group within BNP Paribas and the creation of a new BNL SpA, which includes primarily the Italian retail banking operations: BNL's international operations as well as a number of specialised subsidiaries are merged into BNP Paribas Group's corresponding structures. In Italy, the revamping of the product range and renewing of the workforce is ongoing. Since the beginning of 2007, there have been over 500 new hires.

[3] With 100% of French Private Banking, excluding PEL/CEL effects and Banque Privée Anjou (formerly Dexia Banque Privée France).
[4] With 100% of French Private Banking, excluding the PEL/CEL effects.

Thanks to these revenue and cost synergies, **BNL banca commerciale's profitability has continued to grow at a fast pace.** Its quarterly revenues[5] rose 5.5% to 668 million euros. Operating expenses were down by 2.1%. Operating income jumped 38.3% and pre-tax income, which came to 146 million euros, was up 36.4%.

The revamping of the product and service offering is ongoing for banking products and services geared towards individual clients, corporate clients and local authorities. There was a good loan origination drive, in particular with regard to mortgages (+18.5% compared to the third quarter 2006). Sales of AMS' products and services to customers of the BNL bc retail network are growing thanks to the introduction of guaranteed capital investment products and to credit protection insurance offers. The new sales and marketing organisation for corporate clients and local authorities is being rolled out and the growth in volumes in this field is gathering pace.

For the first nine months of the year[6], BNL's cost/income ratio improved by 4.4 points, to 65%, the cost of risk was stable at 62 basis points of risk-weighted assets compared to 65 for the first nine months of 2006 and the pre-tax ROE rose 6 points to 20%.

International Retail and Financial Services (IRFS): Continued the Business Development in High Potential Countries

**Compared to the third quarter 2006, IRFS' revenues moved up 7.1% to 2,012 million euros,** operating expenses rose 6.6% to 1,127 million euros and pre-tax income moved up 7.0% to 669 million euros.

The scope and exchange rate effects this quarter were primarily due to the initial consolidation of UkrSibank for two quarters in 3Q06 as well as the 7.3% fall in the USD/EUR exchange rate between the third quarter 2006 and the third quarter 2007.

At constant scope and exchange rates, revenues rose 10.5%, thanks to the good performances in retail financial services and in retail networks in emerging countries. The continued pursuit of organic growth resulted in a 9.0% rise in operating expenses. The core business's pre-tax income rose 10.6%.

**Cetelem, the no. 1 consumer finance company in Continental Europe, posted 14.2% revenue growth driven in particular by fast-paced growth outside France (27.1%).**

At constant scope and exchange rates, revenues grew 12.3%, operating expenses by 11.3%, thereby producing a positive jaws effect of 1 point compared to the third quarter 2006.

Cetelem's business this quarter was marked by the pursuit of a two-pronged strategy:

- innovation and operational efficiency in mature countries: in France, the "Défi 2008" programme has now been completed and 17 Customer Relations Centres replace the 130 branches. The emphasis is on innovation, and in particular on online credit. Direct production of online credits is growing quickly. Cetelem has introduced Europe's first merchant loan website, enabling Internet users to finance their online purchases;

- rapid expansion in emerging countries, which account for 16% of the business line's revenues for the first nine months of 2007, compared to 9% in 2005. In Brazil, the fourth largest country for Cetelem, business will be substantially bolstered by the acquisition, announced in July, of Banco BGN, a major consigned credit provider, that is expected to be closed in the first quarter 2008.

[5] With 100% of Italian Private Banking.

[6] 2006 pro forma

The cost of risk for the first nine months of 2007 was 212 basis points of risk-weighted assets compared to 204 in the first nine months of 2006. This rise was due in particular to the growth in outstandings in emerging countries.

**BancWest's organic growth plan is still being deployed and is producing initial results.** The revenues expressed in euros, 501 million euros, were down 5.6% compared to the third quarter 2006 but, at constant scope and exchange rates, they were up 1.4%.

There was less net interest margin erosion than in the previous quarter (-11 basis points compared to the third quarter 2006) and the fee income reflected the growth in business volume with an 8.5% increase compared to the third quarter 2006.

Thanks to BancWest's prudent risk policy, its specific cost of risk is maintained at a moderate level. In addition to that, 47 million euros were added to the general provision on a portfolio basis, based on stress tests applied to the home builders sector.

**The retail networks in the emerging markets have again posted strong revenue growth (28.6% at constant scope and exchange rates compared to the third quarter 2006).** The business development strategy in the Mediterranean continued this quarter with the completion in September of the acquisition of the first tranche (19%) of a stake in Sahara Bank in Libya.

At constant scope and exchange rates, operating expenses grew 23.1%, reflecting the continued strong organic growth, whilst producing a positive jaws effect of 5.5 points. The cost of risk was down 42.9% at constant scope and exchange rates.

As a result of Bank of Nanjing's IPO, BNP Paribas posted a 52 million euros dilution capital gain in non-operating items.

**The Group's other retail financial services companies, Equipment Solutions (Arval, BNP Paribas Lease Group) and UCB continued their excellent operating momentum** and in particular posted sharp growth outside France. Their revenues rose 7.5% to 399 million euros. The quarter was marked by the plan to tie up Cetelem and UCB in order to create the BNP Paribas Personal Finance business line, Europe's no. 1 personal finance solutions provider. The synergies expected from this tie-up are in the process of being finalised and will be reported with the fourth quarter 2007 results.

For the entire IRFS core business, in the first nine months of the year, the cost/income ratio improved by 0.8 points, to 56.9% and pre-tax return on equity was 33% (-4 points compared to the third quarter 2006).

## ASSET MANAGEMENT AND SERVICES: FAST-GROWING BUSINESS LINES

The core business Asset Management and Services continued to deliver substantial value through organic growth. **Revenues, which totalled 1,350 million euros, were up 24.4% compared to the third quarter 2006.** Operating expenses grew 23.5%, reflecting the business lines' growth momentum. The pre-tax income this quarter totalled 485 million euros, up 31.1% compared to the third quarter 2006.

**As at 30 September 2007, the total assets under management** by AMS' business lines **came to 590 billion euros, a 9.1% growth compared to 31 December 2006.** This quarter was marked by the net assets outflows of money market funds (4.1 billion euros) as well as bond funds, partly offset by net inflows in equity, alternative and structured products. The core business thus posted net outflows of 2.6 billion euros during the quarter. In the first nine months of the year, net inflows were largely positive at 22 billion euros.

In this context, the revenues of all AMS' business lines were up sharply.

**Wealth and Asset Management** posted a 31.7% revenue growth thanks to the increase in assets under management and an enhanced product mix. All the business lines–Private Banking, Asset Management, Personal Investors and Real Estate Services–contributed to this performance.

The **Insurance** business line continued its sustained growth, posting revenues that were up 12.9%. In France, gross asset inflows rose 2% despite a high 2006 reference period and the proportion of unit-linked products in life insurance product sales continued to grow (44.4%), widening the gap with the market average, which was 26.7%[7]. Outside France, gross assets inflows grew 40% compared to the third quarter 2006, driven in particular by savings in the United Kingdom, Luxembourg and Asia.

The **Securities Services** business line continued its sustained organic growth, with a sharp rise in the volume of transactions (59%) and assets under administration (48%) compared to the third quarter 2006. Revenues jumped 23.3% to 286 million euros. This quarter, the Group integrated Channel Isles-based RBSI Securities Services' and Spain-based Exelbank's businesses. As at 30 September 2007, assets under custody totalled 3,977 billion euros (+16% year-on-year).

For the entire AMS core business, in the first nine months of the year, the cost/income ratio improved by 0.8 points, to 61.8% and pre-tax return on equity was 39% (+3 points compared to the third quarter 2006).

[7] *Source: FFSA*

## CORPORATE AND INVESTMENT BANKING: GROWING DESPITE THE CRISIS

In a market environment that was marked by a severe crisis in the credit markets and extraordinary daily volatility, **Corporate and Investment Banking grew its revenues by 10.2%, compared to the third quarter 2006, to 2,007 million euros**. This amount includes -230 million euros in fair value adjustments as a result of the crisis, primarily affecting the LBO underwriting commitments.

The relative good performance of BNP Paribas's CIB, given the current crisis, compared to its main American and European competitors, is explained by **a different business and geographic mix and by its model focussed primarily on client business**, with limited exposure to proprietary trading.

Corporate and Investment Banking's geographic breakdown of revenues reflects the following:

- **a strong presence in Europe**, which accounts for roughly half of its revenues;

- **a relatively limited share of its revenues in North America** (just over 20%), focussed on BNP Paribas' areas of expertise such as derivatives (in particular equity and interest rate derivatives) and specialised finance (in particular energy and commodities finance). BNP Paribas has not developed a significant mortgage securitisation business in the United States;

- **a major presence in Asia and in emerging markets**, regions that account for 27% of this quarters client contributions and offer attractive growth prospects.

In terms of business lines, Corporate and Investment Banking's business is based on powerful franchises in three key areas:

- **Equities and advisory:** global leader in equity derivatives, BNP Paribas experienced record customer business in all regions. The M&A business was also brisk and the ECM platform in Asia continued its expansion in a very active market.

- **Fixed Income**: BNP Paribas' business model in Fixed Income is characterised by the predominant share of the derivatives businesses, principally interest rate derivatives. In this field, BNP Paribas reported a very good performance in an extremely volatile environment. Credit derivatives revenues held up well during the crisis, despite the negative impact of the widening of spreads between bonds and credit default swaps. The debt origination business, which slowed down substantially in securitisation and high yield issuance, accounts for only a small portion of the business line's revenues.

- **Financing businesses**: global leader in Energy and Commodities Financing, BNP Paribas has grown its business in this sector that is fairly unaffected by the crisis. In the LBO financing business, the necessary fair value adjustments were made to the portfolio of underwriting commitments for a total of -194 million euros. Since the crisis began, new LBO business has been restricted to a few medium-sized projects, but the level of corporate acquisition finance business remains good. In light of the fair value adjustments, net interest income from the portfolio accounts this quarter for the bulk of the financing businesses' revenues.

On the whole, CIB's revenue growth this quarter is explained primarily by a sharp rise in customer revenues (up 32% compared to the third quarter 2006 and stable compared to the record level in the second quarter 2007).

The core business' organic growth is continuing, in particular in Asia and in derivatives, and operating expenses rose 16.4% compared to the third quarter 2006. The core business however showed good flexibility with respect to its cost base, posting a 13.2% drop compared to the second quarter 2007. The core business' cost/income ratio thus did not exceed 59% this quarter.

There was a net addition of 29 million euros to the cost of risk, which includes the €50mn increase in the general provision on a portfolio basis related to the home builders sector in the US as well as the

18 million euro specific provision for defaulted mortgage originators. There was no notable deterioration in the rest of the portfolio which continued to post net provision write-backs.

The pre-tax income came to 799 million euros, down 10.7% compared to the third quarter 2006.

For the first nine months of the year, the core business' cost/income ratio improved by 0.9 points, at 55.5%. Pre-tax income was a record 3,234 billion euros, up 10.3% compared to the first nine months of 2006. The growth of allocated equity was sustained (+15.9%) and pre-tax return on equity lost only 2 points at 37%.



Commenting on these results, Baudouin Prot, CEO said: "*In the context of the crisis, the Group has posted a very good performance in the third quarter of the year thanks to the commitment of its teams, its stringent risk control policy and the relevance of its growth model. In a business environment that remains uncertain, BNP Paribas will pursue its strategy based on a well-balanced portfolio of well-positioned businesses.*"

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

| *In millions of euros* | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | 7,690 | 6,829 | +12.6% | 8,214 | -6.4% | 24,117 | 20,891 | +15.4% |
| Operating Expenses and Dep. | -4,643 | -4,261 | +9.0% | -4,848 | -4.2% | -14,077 | -12,411 | +13.4% |
| **Gross Operating Income** | 3,047 | 2,568 | +18.7% | 3,366 | -9.5% | 10,040 | 8,480 | +18.4% |
| Provisions | -462 | -264 | +75.0% | -258 | +79.1% | -980 | -501 | +95.6% |
| **Operating Income** | 2,585 | 2,304 | +12.2% | 3,108 | -16.8% | 9,060 | 7,979 | +13.5% |
| Associated Companies | 68 | 118 | -42.4% | 90 | -24.4% | 285 | 239 | +19.2% |
| Other Non Operating Items | 74 | 4 | n.s. | 59 | +25.4% | 134 | 37 | n.s. |
| **Non Operating Items** | 142 | 122 | +16.4% | 149 | -4.7% | 419 | 276 | +51.8% |
| **Pre-Tax Income** | 2,727 | 2,426 | +12.4% | 3,257 | -16.3% | 9,479 | 8,255 | +14.8% |
| Tax Expense | -589 | -638 | -7.7% | -874 | -32.6% | -2,317 | -2,281 | +1.6% |
| Minority Interests | -111 | -113 | -1.8% | -101 | +9.9% | -346 | -385 | -10.1% |
| **Net Income, Group Share** | 2,027 | 1,675 | +21.0% | 2,282 | -11.2% | 6,816 | 5,589 | +22.0% |
| **Cost/Income** | 60.4% | 62.4% | -2.0 pt | 59.0% | +1.4 pt | 58.4% | 59.4% | -1.0 pt |

*Operationnal businesses at constant scope and exchange rates / 3T06 :*
*- Revenues + 10.6%*
*- Operating exp. and dep. + 10.5%*
*- Gross operating income + 10.8%*

- At constant scope and exchange rates/3Q06
  - Revenues: +13.7% (+10.6% for core businesses)
  - Operating expenses: +9.1% (+10.5% for core businesses)
- Increase in the cost of risk: +€198mn/3Q06
  - The 3Q06 base benefited from a €87mn net write-back in CIB
  - €97mn addition to the IFRS provision on a portfolio basis, related to the home builders sector in the United States (CIB and BancWest), based on stress tests
  - Growth of outstandings, in particular in emerging countries
- After-tax ROE: 22.6% vs 21.2% in 9M06

# 3RD QUARTER 2007 CORE BUSINESSES RESULTS

| *In millions of euros* | FRB | BNL bc | IRFS | AMS | CIB | Core businesses | Other activities | Group |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,433** | **662** | **2,012** | **1,350** | **2,007** | **7,464** | **226** | **7,690** |
| %Change/3Q06 | +3.1% | +5.6% | +7.1% | +24.4% | +10.2% | +9.7% | n.s. | +12.6% |
| %Change/2Q07 | -1.2% | +4.1% | +0.8% | -1.7% | -19.0% | -5.9% | -19.3% | -6.4% |
| Operating Expenses and Dep. | -981 | -424 | -1,127 | -873 | -1,185 | -4,590 | -53 | -4,643 |
| %Change/3Q06 | +3.6% | -1.9% | +6.6% | +23.5% | +16.4% | +10.3% | -47.0% | +9.0% |
| %Change/2Q07 | +4.0% | +0.5% | -2.0% | +7.2% | -13.2% | -2.2% | -65.6% | -4.2% |
| **Gross Operating Income** | **452** | **238** | **885** | **477** | **822** | **2,874** | **173** | **3,047** |
| %Change/3Q06 | +2.0% | +22.1% | +7.7% | +26.2% | +2.4% | +8.8% | n.s. | +18.7% |
| %Change/2Q07 | -10.8% | +11.2% | +4.6% | -14.7% | -26.2% | -11.3% | +37.3% | -9.5% |
| Provisions | -36 | -92 | -304 | -1 | -29 | -462 | 0 | -462 |
| %Change/3Q06 | +2.9% | +3.4% | +37.6% | n.s. | n.s. | +75.0% | n.s. | +75.0% |
| %Change/2Q07 | +16.1% | +64.0% | +26.7% | n.s. | n.s. | +76.3% | n.s. | +79.1% |
| **Operating Income** | **416** | **146** | **581** | **476** | **793** | **2,412** | **173** | **2,585** |
| %Change/3Q06 | +2.0% | +37.7% | -3.3% | +28.0% | -10.9% | +1.5% | n.s. | +12.2% |
| %Change/2Q07 | -12.6% | -11.0% | -4.1% | -14.8% | -32.4% | -19.0% | +33.1% | -16.8% |
| Associated Companies | 1 | 0 | 19 | 5 | 0 | 25 | 43 | 68 |
| Other Non Operating Items | 0 | 0 | 69 | 4 | 6 | 79 | -5 | 74 |
| **Pre-Tax Income** | **417** | **146** | **669** | **485** | **799** | **2,516** | **211** | **2,727** |
| %Change/3Q06 | +2.2% | +36.4% | +7.0% | +31.1% | -10.7% | +4.6% | n.s. | +12.4% |
| %Change/2Q07 | -12.4% | -10.4% | +5.2% | -15.7% | -35.8% | -18.7% | +29.4% | -16.3% |

| *In millions of euros* | FRB | BNL bc | IRFS | AMS | CIB | Core businesses | Other activities | Group |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,433** | **662** | **2,012** | **1,350** | **2,007** | **7,464** | **226** | **7,690** |
| 3Q06 | 1,390 | 627 | 1,879 | 1,085 | 1,821 | 6,802 | 27 | 6,829 |
| 2Q07 | 1,450 | 636 | 1,996 | 1,373 | 2,479 | 7,934 | 280 | 8,214 |
| Operating Expenses and Dep. | -981 | -424 | -1,127 | -873 | -1,185 | -4,590 | -53 | -4,643 |
| 3Q06 | -947 | -432 | -1,057 | -707 | -1,018 | -4,161 | -100 | -4,261 |
| 2Q07 | -943 | -422 | -1,150 | -814 | -1,365 | -4,694 | -154 | -4,848 |
| **Gross Operating Income** | **452** | **238** | **885** | **477** | **822** | **2,874** | **173** | **3,047** |
| 3Q06 | 443 | 195 | 822 | 378 | 803 | 2,641 | -73 | 2,568 |
| 2Q07 | 507 | 214 | 846 | 559 | 1,114 | 3,240 | 126 | 3,366 |
| Provisions | -36 | -92 | -304 | -1 | -29 | -462 | 0 | -462 |
| 3Q06 | -35 | -89 | -221 | -6 | 87 | -264 | 0 | -264 |
| 2Q07 | -31 | -50 | -240 | 0 | 59 | -262 | 4 | -258 |
| **Operating Income** | **416** | **146** | **581** | **476** | **793** | **2,412** | **173** | **2,585** |
| 3Q06 | 408 | 106 | 601 | 372 | 890 | 2,377 | -73 | 2,304 |
| 2Q07 | 476 | 164 | 606 | 559 | 1,173 | 2,978 | 130 | 3,108 |
| Associated Companies | 1 | 0 | 19 | 5 | 0 | 25 | 43 | 68 |
| 3Q06 | 0 | -1 | 20 | -2 | 1 | 18 | 100 | 118 |
| 2Q07 | 0 | 0 | 22 | 11 | 3 | 36 | 54 | 90 |
| Other Non Operating Items | 0 | 0 | 69 | 4 | 6 | 79 | -5 | 74 |
| 3Q06 | 0 | 2 | 4 | 0 | 4 | 10 | -6 | 4 |
| 2Q07 | 0 | -1 | 8 | 5 | 68 | 80 | -21 | 59 |
| **Pre-Tax Income** | **417** | **146** | **669** | **485** | **799** | **2,516** | **211** | **2,727** |
| 3Q06 | 408 | 107 | 625 | 370 | 895 | 2,405 | 21 | 2,426 |
| 2Q07 | 476 | 163 | 636 | 575 | 1,244 | 3,094 | 163 | 3,257 |
| Tax Expense | | | | | | | | -589 |
| Minority Interests | | | | | | | | -111 |
| **Net Income, Group Share** | | | | | | | | **2,027** |

# CORE BUSINESSES RESULTS – FIRST 9 MONTHS 2007

| In millions of euros | FRB | BNL bc | IRFS | AMS | CIB | Core businesses | Other activities* | Group |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **4,342** | **1,929** | **5,927** | **3,990** | **6,882** | **23,070** | **1,047** | **24,117** |
| %Change/9M 06 | +1.5% | +7.0% * | +8.4% | +22.8% | +12.8% | +13.6% | +82.4% | +15.4% |
| Operating Expenses and Dep. | -2,851 | -1,253 | -3,375 | -2,467 | -3,821 | -13,767 | -310 | -14,077 |
| %Change/9M 06 | +3.1% | +0.2% * | +9.9% | +21.3% | +11.0% | +13.2% | +22.0% | +13.4% |
| **Gross Operating Income** | **1,491** | **676** | **2,552** | **1,523** | **3,061** | **9,303** | **737** | **10,040** |
| %Change/9M 06 | -1.5% | +22.5% * | +6.3% | +25.2% | +15.1% | +14.0% | +130.3% | +18.4% |
| Provisions | -99 | -223 | -746 | -3 | 86 | -985 | 5 | -980 |
| %Change/9M 06 | +2.1% | -1.8% * | +33.5% | n.s. | -62.6% | +73.4% | -92.5% | +95.6% |
| **Operating Income** | **1,392** | **453** | **1,806** | **1,520** | **3,147** | **8,318** | **742** | **9,060** |
| %Change/9M 06 | -1.8% | +39.4% * | -1.9% | +24.9% | +8.9% | +9.6% | +91.7% | +13.5% |
| Associated Companies | 1 | 0 | 60 | 23 | 9 | 93 | 192 | 285 |
| Other Non Operating Items | 0 | -1 | 78 | 9 | 78 | 164 | -30 | 134 |
| **Pre-Tax Income** | **1,393** | **452** | **1,944** | **1,552** | **3,234** | **8,575** | **904** | **9,479** |
| %Change/9M 06 | -1.7% | +47.2% * | -0.2% | +27.1% | +10.3% | +10.9% | +71.9% | +14.8% |
| Minority Interests | | | | | | | | -346 |
| Tax Expense | | | | | | | | -2,317 |
| **Net Income, Group Share** | | | | | | | | **6,816** |
| Annualised ROE after Tax | | | | | | | | 22.6% |

** Proforma for 2006*

# FRENCH RETAIL BANKING

## French Retail Banking excluding PEL/CEL effects

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,472** | **1,401** | **+5.1%** | **1,496** | **-1.6%** | **4,467** | **4,286** | **+4.2%** |
| *Incl. Net Interest Income* | *816* | *809* | *+0.9%* | *815* | *+0.1%* | *2,433* | *2,433* | *+0.0%* |
| *Incl. Commissions* | *655* | *592* | *+10.6%* | *681* | *-3.8%* | *2,033* | *1,853* | *+9.7%* |
| Operating Expenses and Dep. | -1,011 | -972 | +4.0% | -973 | +3.9% | -2,938 | -2,839 | +3.5% |
| **Gross Operating Income** | **461** | **429** | **+7.5%** | **523** | **-11.9%** | **1,529** | **1,447** | **+5.7%** |
| Provisions | -36 | -35 | +2.9% | -32 | +12.5% | -99 | -97 | +2.1% |
| **Operating Income** | **425** | **394** | **+7.9%** | **491** | **-13.4%** | **1,430** | **1,350** | **+5.9%** |
| Non Operating Items | 0 | 0 | n.s. | 1 | n.s. | 1 | 0 | n.s. |
| **Pre-Tax Income** | **425** | **394** | **+7.9%** | **492** | **-13.6%** | **1,431** | **1,350** | **+6.0%** |
| Income Attributable to AMS | -32 | -24 | +33.3% | -36 | -11.1% | -109 | -89 | +22.5% |
| **Pre-Tax Income of French Retail Bkg** | **393** | **370** | **+6.2%** | **456** | **-13.8%** | **1,322** | **1,261** | **+4.8%** |
| Cost/Income | 68.7% | 69.4% | -0.7 pt | 65.0% | +3.7 pt | 65.8% | 66.2% | -0.4 pt |
| Allocated Equity (Ebn) | | | | | | 5.9 | 5.5 | +6.7% |
| Pre-Tax ROE | | | | | | 30% | 31% | -1 pt |

*Including 100% of French Private Banking for Revenues to Pre-Tax Income line items*

- Revenues: +4.6%/3Q06 at constant scope
  - + 5.1% with the acquisition of Banque Privée Anjou (formerly Dexia Banque Privée France)
- Operating expenses: +3.2%/3Q06 at constant scope
  - +4.0% with the acquisition of Banque Privée Anjou
- Cost of risk stable at a very low level: 15 bp of risk weighted assets in 9M07
- Operating income: +7.9%

- Net Interest Income*: +0.9%/3Q06
  - +0.5%/3Q06 excluding Banque Privée Anjou
  - Sustained growth in volumes
  - Margins still under pressure due, in particular, to the 25bp rise in regulated interest rates on 01/08/07
- Strong growth in fee income*: +10.6%/3Q06
  - +10.1%/3Q06 excluding Banque Privée Anjou
- Fees on investment funds and financial transactions*: +19.4%/3Q06
  - Major contribution of commissions from discretionary portfolio management mandates
  - Great success of the product offering geared to meet customers' new expectations (example: Rumba, 2-years guaranteed structured product) arbitraged against other investment solutions
  - Life insurance assets gathered: in line/9M06 (vs -2%** for the market)
- Fees on other banking transactions*: +6.0%/3Q06
  - More customers, who are more loyal, using more services, generating higher volumes

**Net Interest Income***


809
768
802
815
816
in €mn
3Q06
4Q06
1Q07
2Q07
3Q07

**Fee Income**


592
617
697
681
655
206
231
288
271
245
387
386
409
410
410
in €mn
3Q06
4Q06
1Q07
2Q07
3Q07
Other banking transactions
Investments funds and financial transactions

*Including 100% of French Private Banking, excluding PEL/CEL effects
**Source FFSA

**LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT**

| *In billions of euros* | Outstandings 3Q07 | %Change 1 year 3Q07/3Q06 | %Change 1 quarter 3Q07/2Q07 | Average Outstandings 9M07 | %Change 1 Year 9M07/9M06 |
|---|---|---|---|---|---|
| **LENDINGS (1)** | | | | | |
| Total Loans | 107.1 | +11.0% | +3.9% | 103.8 | +9.5% |
| Individual Customers | 56.9 | +9.2% | +2.3% | 55.6 | +10.2% |
| Incl. Mortgages | 49.3 | +10.1% | +2.7% | 48.0 | +11.0% |
| Incl. Consumer Lending | 7.6 | +3.7% | -0.3% | 7.6 | +5.2% |
| Corporates | 47.1 | +14.5% | +6.3% | 45.0 | +10.0% |
| **DEPOSITS AND SAVINGS (1)** | 87.4 | +7.3% | +2.5% | 85.5 | +6.6% |
| Cheque and Current Accounts | 36.4 | +6.0% | +1.4% | 35.8 | +6.5% |
| Savings Accounts | 36.6 | -2.0% | -1.2% | 37.0 | -2.0% |
| Market Rate Deposits | 14.4 | +47.2% | +16.7% | 12.7 | +43.2% |

(1) Average cash Outstandings

| *In billions of euros* | 30-Sep-07 | %Change 30.09.07/ 30.09.06 | %Change 30.09.07/ 30.06.07 |
|---|---|---|---|
| **Funds under management** | | | |
| Life Insurance | 57.0 | +12.7% | +0.9% |
| Mutual Funds (2) | 77.2 | +2.6% | -5.8% |

(2) Does not include Luxemburg registered funds (PARVEST). Source: Europerformance.

## Individual Customers, Professionals and Entrepreneurs

- Accelerated new customer wins, in particular amongst younger customers
  - Dedicated offering for each age segment (children, students, young professionals)
- Customer loyalty initiatives
  - 50% of customer contacts originated through multi-channel banking
  - Product offer reflecting customer expectations increasingly geared to easy to understand financial solutions with a prudent risk profile
- BNP Paribas French Private Banking: bolstered leading position
  - On-going flow of client referrals from the branches and the corporate business centres
  - Success of equity derivatives products
  - Net asset inflows in 9M07: +40%/9M06

## Corporate Customers

- Sharp rise in deposits thanks to a competitive cash management offering
- Sustained growth in investment and working capital loans in a context of reintermediation: outstandings +14,5%/3Q06
- Cross-selling drive made possible by a distinct business centres organisation and the use of advanced CRM tools to detect and monitor sales opportunities

## FRENCH RETAIL BANKING INCLUDING PEL/CEL EFFECTS

| *In millions of euros* | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,496** | **1,439** | **+4.0%** | **1,516** | **-1.3%** | **4,538** | **4,442** | **+2.2%** |
| *Incl. Net Interest Income* | *841* | *847* | *-0.7%* | *835* | *+0.7%* | *2,505* | *2,589* | *-3.2%* |
| *Incl. Commissions* | *655* | *592* | *+10.6%* | *681* | *-3.8%* | *2,033* | *1,853* | *+9.7%* |
| Operating Expenses and Dep. | -1,011 | -972 | +4.0% | -973 | +3.9% | -2,938 | -2,839 | +3.5% |
| **Gross Operating Income** | **485** | **467** | **+3.9%** | **543** | **-10.7%** | **1,600** | **1,603** | **-0.2%** |
| Provisions | -36 | -35 | +2.9% | -32 | +12.5% | -99 | -97 | +2.1% |
| **Operating Income** | **449** | **432** | **+3.9%** | **511** | **-12.1%** | **1,501** | **1,506** | **-0.3%** |
| Non Operating Items | 0 | 0 | n.s. | 1 | n.s. | 1 | 0 | n.s. |
| **Pre-Tax Income** | **449** | **432** | **+3.9%** | **512** | **-12.3%** | **1,502** | **1,506** | **-0.3%** |
| Income Attributable to AMS | -32 | -24 | +33.3% | -36 | -11.1% | -109 | -89 | +22.5% |
| **Pre-Tax Income of French Retail Bkg** | **417** | **408** | **+2.2%** | **476** | **-12.4%** | **1,393** | **1,417** | **-1.7%** |
| Cost/Income | 67.6% | 67.5% | +0.1 pt | 64.2% | +3.4 pt | 64.7% | 63.9% | +0.8 pt |
| Allocated Equity (Ebn) | | | | | | 5.9 | 5.5 | +6.7% |
| Pre-Tax ROE | | | | | | 32% | 34% | -2 pt |

*Including 100% of Private Banking in Italy from the Revenues to the Pre-tax Income line items*

- Net Interest Income not representative of FRB's business
  - Because of the impact of the changes in the PEL/CEL provision
- PEL/CEL effects: €24mn in 3Q07 vs €38mn in 3Q06
  - Of which volume effect: €2mn vs €7mn in 3Q06

# BNL bc

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 pro forma | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **668** | **633** | **+5.5%** | **641** | **+4.2%** | **1,947** | **1,822** | **+6.9%** |
| Operating Expenses and Dep. | -428 | -437 | -2.1% | -426 | +0.5% | -1,266 | -1,265 | +0.1% |
| **Gross Operating Income** | **240** | **196** | **+22.4%** | **215** | **+11.6%** | **681** | **557** | **+22.3%** |
| Provisions | -92 | -89 | +3.4% | -50 | +84.0% | -223 | -227 | -1.8% |
| **Operating Income** | **148** | **107** | **+38.3%** | **165** | **-10.3%** | **458** | **330** | **+38.8%** |
| Non Operating Items | 0 | 1 | n.s. | -1 | n.s. | -1 | -18 | -94.4% |
| **Pre-Tax Income** | **148** | **108** | **+37.0%** | **164** | **-9.8%** | **457** | **312** | **+46.5%** |
| Income Attributable to AMS | -2 | -1 | n.s. | -1 | n.s. | -5 | -5 | +0.0% |
| Pre-Tax Income of BNL bc | **146** | **107** | **+36.4%** | **163** | **-10.4%** | **452** | **307** | **+47.2%** |
| Cost/Income | 64.1% | 69.0% | -4.9 pt | 66.5% | -2.4 pt | 65.0% | 69.4% | -4.4 pt |
| Allocated Equity (Ebn) | | | | | | 3.0 | 2.9 | +5.2% |
| Pre-Tax ROE | | | | | | 20% | 14% | +6 pt |

*Including 100% of French Private Banking for Revenues to Pre-Tax Income line items*

- Revenues: + 5.5%/3Q06
  - Good growth in volumes
  - Delay in interest rate adjustments, pursuant to the Bersani Decree
- Operating expenses: -2.1%/3Q06
  - Effects of synergies: €15mn
  - Do not include the one-off operating expense savings due to a change in the accounting of severance costs (TFR), booked as a deduction from BNL's restructuring cost (in Other Businesses)
- Stable cost of risk/3Q06

**BNL: SYNERGIES**

- 63% of synergies implemented: €300mn out of €480mn planned by 2009
  - Net revenue synergies: €102mn (49% of the 2009 total)
  - Cost synergies: €198mn (73% of the 2009 total)
- Synergy target for 2007 already surpassed in first 9 months of the year
  - €116mn booked in first 9 months, vs €81mn expected for the year
  - Accelerated pace of planned employee departures
  - Lower marginal costs* than expected
- In 3Q07
  - Gross revenue synergies: €28mn, of which €22mn for BNL bc
  - Marginal costs*: €9mn, of which €8mn for BNL bc
  - Cost synergies: €30mn, of which €23mn for BNL bc


Synergy progress
2006
2007
2008
2009
38
81
175
186
Announced €480mn
30.09.07
38
116
146
Implemented €300mn
63%
2006 Accounts
9M07 Accounts
Full-year effect of synergies already implemented
Impact of synergies 9M07
76
-19
59
116
45
Gross revenue synergies
Marginal costs*
Cost synergies
Total synergies
BNL bc
Other core businesses

* *Costs associated with achieving revenue synergies*

**LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT**

| *In billions of euros* | Outstandings 3Q07 | %Change 1 year 3Q07/3Q06 | %Change 1 quarter 3Q07/2Q07 | Average Outstandings 9M07 | %Change 1 Year 9M07/9M06 |
|---|---|---|---|---|---|
| LENDINGS (1) | | | | | |
| Total Loans | 53.5 | +4.5% | +3.5% | 52.1 | +4.2% |
| Individual Customers | 24.1 | +6.9% | +2.4% | 23.6 | +6.8% |
| Incl. Mortgages | 17.3 | +7.9% | +2.6% | 17.0 | +8.5% |
| Corporates | 29.5 | +2.6% | +4.5% | 28.5 | +2.1% |
| DEPOSITS AND SAVINGS (1) | 31.8 | +3.6% | -1.1% | 31.9 | +4.1% |
| Individual Customers | 20.3 | +0.5% | -1.7% | 20.5 | +2.9% |
| Corporates | 11.6 | +9.4% | +0.2% | 11.4 | +6.3% |

*(1) Average volumes*

| *In billions of euros* | 30-Sep-07 | %Change 30.09.07/ 30.09.06 | %Change 30.09.07/ 30.06.07 |
|---|---|---|---|
| Funds under management | | | |
| Mutual Funds (2) | 11.1 | -17.4% | -3.0% |
| Life Insurance | 10.2 | +10.7% | +0.6% |

*(2) Does not include Luxemburg registered funds (PARVEST).*

## BNL bc: Individual Customers

- Net rise in the number of cheque and deposit accounts
  - +3,300 in 9M07 (vs -52,800 in 9M06)
- Good loan origination momentum
  - Mortgages: +18.5%/3Q06 driven by fixed-rate loans
  - Consumer loans: +6.2%/3Q06, return to a growth in line with market trends
- Success of AMS products
  - Continued to overhaul the asset management product and service offering for individual customers (BNP Paribas Equipe, BNP Paribas 100% e Più)
  - Credit protection insurance sold with 44% of new mortgages and consumer loans (product relaunched in 2007)
- Innovative advertising campaign

## BNL bc: Corporates

- Corporates
  - Bolstered the sales and marketing organisation: introduced cash management and structured finance experts
  - 5 fully-operational Trade Centres
  - 2 new Italian Desks: Algeria and Russia
  - Growth in structured finance: 139 mandates in 9M07 vs 57 in 9M06
  - Accelerated pace in loan growth
  - Factoring: continued double-digit growth in 3Q07 (+17%/3Q06)
- Public Entities and Local Governments
  - New sales and marketing organisation in place
    Accelerated pace of deposit gathering in 3T07 (+14%/3Q06)

**Growth in Outstanding Loans**
Corporate and public entities


(Q/Q-1 % change)
+4.50%
+1.80%
0%
-1.40%
-2.20%
4Q06
1Q07
2Q07
3Q07

**Public Administration Deposits**


+14.0%
5.5
6.3
in €bn
3Q06
3Q07

# INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **2,012** | **1,879** | **+7.1%** | **1,996** | **+0.8%** | **5,927** | **5,470** | **+8.4%** |
| Operating Expenses and Dep. | -1,127 | -1,057 | +6.6% | -1,150 | -2.0% | -3,375 | -3,070 | +9.9% |
| **Gross Operating Income** | **885** | **822** | **+7.7%** | **846** | **+4.6%** | **2,552** | **2,400** | **+6.3%** |
| Provisions | -304 | -221 | +37.6% | -240 | +26.7% | -746 | -559 | +33.5% |
| **Operating Income** | **581** | **601** | **-3.3%** | **606** | **-4.1%** | **1,806** | **1,841** | **-1.9%** |
| Associated Companies | 19 | 20 | -5.0% | 22 | -13.6% | 60 | 64 | -6.3% |
| Other Non Operating Items | 69 | 4 | n.s. | 8 | n.s. | 78 | 42 | +85.7% |
| **Pre-Tax Income** | **669** | **625** | **+7.0%** | **636** | **+5.2%** | **1,944** | **1,947** | **-0.2%** |
| Cost/Income | 56.0% | 56.3% | -0.3 pt | 57.6% | -1.6 pt | 56.9% | 56.1% | +0.8 pt |
| Allocated Equity (Ebn) | | | | | | 7.9 | 7.1 | +11.7% |
| Pre-Tax ROE | | | | | | 33% | 37% | -4 pt |

- Exchange rate effects
  - USD/EUR: -7.3% 3Q07/3Q06
- At constant scope and exchange rates/3Q06
  - Revenues: +10.5%
  - Operating expenses: +9.0%
  - Gross Operating Income: +12.3%
  - Cost of risk: +43.5%
  - Pre-tax income: +10.6%

## CETELEM

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **771** | **675** | **+14.2%** | **757** | **+1.8%** | **2,242** | **1,994** | **+12.4%** |
| Operating Expenses and Dep. | -411 | -360 | +14.2% | -424 | -3.1% | -1,228 | -1,088 | +12.9% |
| **Gross Operating Income** | **360** | **315** | **+14.3%** | **333** | **+8.1%** | **1,014** | **906** | **+11.9%** |
| Provisions | -183 | -138 | +32.6% | -177 | +3.4% | -511 | -419 | +22.0% |
| **Operating Income** | **177** | **177** | **+0.0%** | **156** | **+13.5%** | **503** | **487** | **+3.3%** |
| Associated Companies | 16 | 14 | +14.3% | 23 | -30.4% | 56 | 51 | +9.8% |
| Other Non Operating Items | 1 | 1 | +0.0% | 0 | n.s. | 1 | 37 | -97.3% |
| **Pre-Tax Income** | **194** | **192** | **+1.0%** | **179** | **+8.4%** | **560** | **575** | **-2.6%** |
| Cost/Income | 53.3% | 53.3% | +0.0 pt | 56.0% | -2.7 pt | 54.8% | 54.6% | +0.2 pt |
| Allocated Equity (Ebn) | | | | | | 2.2 | 1.9 | +16.1% |
| Pre-Tax ROE | | | | | | 35% | 41% | -6 pt |

*At constant scope and exchange rates/3Q06: Revenues: +12.3%; Operating expenses: +11.3%; GOI: +13.6%*

- Revenues: +14.2%/3Q06
  - Very strong growth outside France, Revenues: +27.1%/3Q06
  - Margin pressure in mature markets
- 1pt positive jaws effect at constant scope and exchange rates/3Q06
  - Continued business development investments in emerging countries
- Cost of risk at 212 bp of risk weighted assets vs 204 bp in 9M06
  - Impact of the fast-paced growth in emerging countries

**ACTIVITY**

- Innovation and operational efficiency in mature countries
  - Outstandings in France: +8.5%* vs 3.6%** for the market
  - French network: finalising the introduction of 17 Customer Relations Centers to replace the 130 branches
  - Announced a partnership with Orange to distribute cobranded cards
  - Loans sourced via Internet as at the end of September 2007: close to €1.4bn, up 79% /9M06
  - Launched the first merchant loan website in Europe
- Growing share of emerging countries: 16% of 9M07 revenues compared to 9% in 2005
  - Algeria: broke even after only 18 months in business
  - Bulgaria: acquisition of JetFinance, no. 1 consumer lender (500,000 customers, 3,600 sales outlets in 150 towns): closing scheduled for 4Q07.
  - Brazil: acquisition of Banco BGN; closing scheduled in 1Q08

**Including LaSer-Cofinoga and excluding partnerships*
***Source: Bank of France*


Revenues by geographic region
2,015
2,684
2,242
6%
9%
28%
57%
23%
13%
24%
40%
23%
16%
24%
37%
in €mn
2005
2006
9M07
France
Western Europe
Emerging countries
LaSer Cofinoga

# BANCWEST

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **501** | **531** | **-5.6%** | **493** | **+1.6%** | **1,505** | **1,657** | **-9.2%** |
| Operating Expenses and Dep. | -260 | -270 | -3.7% | -261 | -0.4% | -789 | -837 | -5.7% |
| **Gross Operating Income** | **241** | **261** | **-7.7%** | **232** | **+3.9%** | **716** | **820** | **-12.7%** |
| Provisions | -73 | -17 | n.s. | -22 | n.s. | -118 | -38 | n.s. |
| **Operating Income** | **168** | **244** | **-31.1%** | **210** | **-20.0%** | **598** | **782** | **-23.5%** |
| Associated Companies | 0 | 0 | n.s. | 0 | n.s. | 0 | 0 | n.s. |
| Other Non Operating Items | 4 | 0 | n.s. | 6 | -33.3% | 10 | 0 | n.s. |
| **Pre-Tax Income** | **172** | **244** | **-29.5%** | **216** | **-20.4%** | **608** | **782** | **-22.3%** |
| Cost/Income | 51.9% | 50.8% | +1.1 pt | 52.9% | -1.0 pt | 52.4% | 50.5% | +1.9 pt |
| Allocated Equity (Ebn) | | | | | | 2.5 | 2.6 | -2.2% |
| Pre-Tax ROE | | | | | | 32% | 41% | -9 pt |

*At constant scope and exchange rates/3Q06: Revenues: +1.4%; Operating expenses: +4.0%; GOI: - 1.3%*

- Revenues up: +1.4%/3Q06 at constant exchange rates (+3.7%/2Q07)
  - Less erosion in net interest margin: -11bp/3T06 vs -24bp 2Q07/2Q06
  - Fee income up +8.5%/3Q06
- Operating expenses: +4.0%/3T06 at constant exchange rates (+1.9%/2Q07)
  - Deployment of the organic growth plan
- Cost of risk: includes a €47mn increase in the general provision on a portfolio basis for the home builders sector based on stress tests

### ACTIVITY

*(US GAAP)*

| *(in billions of USD)* | 3Q07 | 3Q06 | 3Q07 /3Q06 | 2Q07 | 3Q07 /2Q07 |
|---|---|---|---|---|---|
| Loans and Leases | 47.5 | 44.9 | +6.0% | 46.8 | +1.6% |
| Deposits | 43.2 | 43.5 | -0.6% | 43.1 | +0.4% |
| *(in billions of USD)* | 30.09.07 | 30.09.06 | 30.09.07 /30.09.06 | 30.06.07 | 30.09.07 30.06.07 |
| Total Assets | 71.7 | 67.8 | +5.7% | 70.7 | +1.4% |
| Non Performing Assets /Loans and foreclosed properties | 0.58% | 0.54% | +4 bp | 0.54% | +4 bp |
| | 3Q07 | 3Q06 | 3Q07 /3Q06 | 2Q07 | 3Q07 /2Q07 |
| Net Interest Margin | 3.05% | 3.16% | -11 bp | 3.11% | -6 bp |

- Good sales drive: outstanding loans + 6.0%/3Q06
  - Continued deployment of the organic growth plan and initial successes in a more competitive environment
- Limited rise in the share of non-performing assets: 0.58% vs 0.54% in 3Q06

## GOOD QUALITY OF CREDIT PORTFOLIO

- Consumer lending: 26% of the portfolio
  - Share of subprime loans limited to 1%
  - Low 30 day+ delinquency rate: 0.99% in 3Q07 vs 0.86% in 3Q06 and 0.86% in 2Q07
- Mortgage lending to individuals: 27% of the portfolio
  - Outstandings spread across 20 states, including California 39% and Hawaii 15%
  - $155mn in loans made to subprime customers/total outstandings of $13.3bn as at 30.09.07
  - No reported deterioration in first mortgages or home equity loans

Loan portfolio as at 30/09/07


$48.2bn
Consumer
Mortgage Lending (incl. Home Equity)
Commercial Real Estate
Commercial & Industrial
22%
26%
25%
27%

- Commercial Real Estate: 25% of the portfolio
  - Half comes from loans made to owner-occupiers
- Commercial & Industrial: 22% of the portfolio
  - Diversified commitments to small and medium sized corporates
- Investment Portfolio: only 2% subprime mortgage securities ($275mn)

Segmentation of individual customer loans


FICO Scores
Super Prime
Prime
Sub Prime
$9.8bn
50%
49%
1%
$3.5bn
59%
39%
2%
$12.5bn
61%
38%
1%
First Mortgage
Home Equity Loans and Lines
Consumer

## EMERGING MARKETS

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **341** | **302** | **+12.9%** | **341** | **+0.0%** | **987** | **732** | **+34.8%** |
| Operating Expenses and Dep. | -219 | -198 | +10.6% | -221 | -0.9% | -645 | -479 | +34.7% |
| **Gross Operating Income** | **122** | **104** | **+17.3%** | **120** | **+1.7%** | **342** | **253** | **+35.2%** |
| Provisions | -22 | -51 | -56.9% | -16 | +37.5% | -49 | -64 | -23.4% |
| **Operating Income** | **100** | **53** | **+88.7%** | **104** | **-3.8%** | **293** | **189** | **+55.0%** |
| Associated Companies | 6 | 5 | +20.0% | 1 | n.s. | 11 | 8 | +37.5% |
| Other Non Operating Items | 58 | 2 | n.s. | 1 | n.s. | 59 | 2 | n.s. |
| **Pre-Tax Income** | **164** | **60** | **+173.3%** | **106** | **+54.7%** | **363** | **199** | **+82.4%** |
| Cost/Income | 64.2% | 65.6% | -1.4 pt | 64.8% | -0.6 pt | 65.3% | 65.4% | -0.1 pt |
| Allocated Equity (Ebn) | | | | | | 1.0 | 0.7 | +39.7% |
| Pre-Tax ROE | | | | | | 47% | 36% | +11 pt |

*At constant scope and exchange rates/3Q06: Revenues: +28.6%; Operating expenses: +23.1%; GOI: +38.8%*

- Scope effect due to the first consolidation of UkrSibbank for 2 quarters in 3Q06
- At constant scope and exchange rates:
  - Sharp rise in revenues: +28.6%/3T06
  - Continued organic growth with a positive jaws effect of 5.5 pts
  - Cost of risk down: -42.9%/3Q06
- Other non-operating items: Bank of Nanjing dilution capitals gains (€52mn)
- Libya: acquisition of 19% stake in Sahara Bank finalised on 18.09.07

## EQUIPMENT SOLUTIONS AND UCB

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **399** | **371** | **+7.5%** | **405** | **-1.5%** | **1,193** | **1,087** | **+9.8%** |
| Operating Expenses and Dep. | -237 | -229 | +3.5% | -244 | -2.9% | -713 | -666 | +7.1% |
| **Gross Operating Income** | **162** | **142** | **+14.1%** | **161** | **+0.6%** | **480** | **421** | **+14.0%** |
| Provisions | -26 | -15 | +73.3% | -25 | +4.0% | -68 | -38 | +78.9% |
| **Operating Income** | **136** | **127** | **+7.1%** | **136** | **+0.0%** | **412** | **383** | **+7.6%** |
| Associated Companies | -3 | 1 | n.s. | -2 | +50.0% | -7 | 5 | n.s. |
| Other Non Operating Items | 6 | 1 | n.s. | 1 | n.s. | 8 | 3 | n.s. |
| **Pre-Tax Income** | **139** | **129** | **+7.8%** | **135** | **+3.0%** | **413** | **391** | **+5.6%** |
| Cost/Income | 59.4% | 61.7% | -2.3 pt | 60.2% | -0.8 pt | 59.8% | 61.3% | -1.5 pt |
| Allocated Equity (Ebn) | | | | | | 2.2 | 1.9 | +15.2% |
| Pre-Tax ROE | | | | | | 25% | 27% | -2 pt |

*At constant scope and exchange rates/3Q06: Revenues: +6.4%; Operating expenses: +0.7%; GOI: +15.6%*

- Very good operating momentum
  - Positive jaws effect of 4 pts
- Creation of BNP Paribas Personal Finance under way
  - Tie-up of Cetelem and UCB
- Arval: opened a subsidiary in India

# Financial Services– Managed Outstandings

| | Sep-07 | Sep-06 | %Change 1 year /Sep 06 | Jun-07 | %Change 1 quarter /Jun 07 |
|---|---|---|---|---|---|
| *In billions of euros* | | | | | |
| **CETELEM** | **59.7** | **49.9** | **+19.6%** | **57.7** | **+3.4%** |
| France (1), incl. | 34.2 | 28.7 | +19.1% | 33.2 | +3.0% |
| *Cetelem France (2)* | *16.9* | *14.9* | *+13.3%* | *16.7* | *+1.1%* |
| *Laser Cofinoga* | *9.1* | *8.0* | *+13.5%* | *8.8* | *+3.0%* |
| *Partnerships and parent company's outstandings* | *8.2* | *5.8* | *+41.5%* | *7.6* | *+7.2%* |
| Outside France | 25.5 | 21.2 | +20.2% | 24.6 | +4.0% |
| **BNP Paribas Lease Group MT (3)** | **21.6** | **15.6** | **+38.1%** | **21.5** | **+0.5%** |
| France | 10.5 | 10.6 | -1.1% | 10.6 | -0.9% |
| Europe (excluding France) (3) | 11.1 | 5.0 | +121.3% | 10.9 | +1.9% |
| **UCB** | **36.5** | **32.1** | **+13.8%** | **35.2** | **+3.7%** |
| France (1) | 17.0 | 16.5 | +2.7% | 16.8 | +1.2% |
| Europe (excluding France) | 19.5 | 15.5 | +25.5% | 18.4 | +5.9% |
| **Long Term Leasing with Services** | **6.9** | **6.5** | **+6.2%** | **6.9** | **+1.1%** |
| France | 2.2 | 2.1 | +6.4% | 2.2 | +1.5% |
| Europe (excluding France) | 4.7 | 4.4 | +6.1% | 4.7 | +0.9% |
| **ARVAL (in thousands)** | | | | | |
| **Financed vehicles** | **532** | **494** | **+8%** | **522** | **+2%** |
| included in total managed vehicles | 623 | 618 | +0.8% | 615 | +1.2% |

(1) Transfer from UCB France to Cetelem France (debt consolidation activity): €0.9bn as at 31.12.06

(2) Cetelem France, excl. debt consolidation activity: +5.8%/sept 06

(3) Consolidation of Locafit outstandings (Leasing subsidiary of BNL): €5.0bn as at 31.12.06

# ASSET MANAGEMENT AND SERVICES

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,350** | **1,085** | **+24.4%** | **1,373** | **-1.7%** | **3,990** | **3,250** | **+22.8%** |
| Operating Expenses and Dep. | -873 | -707 | +23.5% | -814 | +7.2% | -2,467 | -2,034 | +21.3% |
| **Gross Operating Income** | **477** | **378** | **+26.2%** | **559** | **-14.7%** | **1,523** | **1,216** | **+25.2%** |
| Provisions | -1 | -6 | n.s. | 0 | n.s. | -3 | 1 | n.s. |
| **Operating Income** | **476** | **372** | **+28.0%** | **559** | **-14.8%** | **1,520** | **1,217** | **+24.9%** |
| Associated Companies | 5 | -2 | n.s. | 11 | -54.5% | 23 | 5 | n.s. |
| Other Non Operating Items | 4 | 0 | n.s. | 5 | -20.0% | 9 | -1 | n.s. |
| **Pre-Tax Income** | **485** | **370** | **+31.1%** | **575** | **-15.7%** | **1,552** | **1,221** | **+27.1%** |
| Cost/Income | 64.7% | 65.2% | -0.5 pt | 59.3% | +5.4 pt | 61.8% | 62.6% | -0.8 pt |
| Allocated Equity (Ebn) | | | | | | 5.3 | 4.6 | +17.4% |
| Pre-Tax ROE | | | | | | 39% | 36% | +3 pt |

- At constant scope and exchange rates/3Q06
  - Revenues: +20.4%
  - Operating expenses: +17.1%
  - Positive jaws effect of 3.3 pts
- Substantial profitability, up sharply
  - Pre-tax income: +31.1%/3Q06
  - ROE: 39% (+3 pts/9M06)
- Net asset inflows: €21.7bn in 9M07

**Net asset inflow rate***


4.6%
4.4%
9.9%
8.6%
5.4%
2003
2004
2005
2006
9M07

**Annualised rate as a % AUM*

## ACTIVITY

| | 30-Sep-07 | 30-Sep-06 | 30 sep 07/ 30 sep 06 | 30-Jun-07 | 30-sep-07/ 30-jun-07 |
|---|---|---|---|---|---|
| Assets under management (in €bn) | 589.5 | 526.6 | 11.9% | 596.1 | -1.1% |
| Asset management | 282.4 | 246.5 | 14.6% | 289.7 | -2.5% |
| Private Banking and Cortal Consors | 190.0 | 164.2 | 15.7% | 189.7 | 0.2% |
| Real Estate Services | 7.1 | 7.7 | -8.2% | 8.1 | -12.5% |
| INSURANCE | 110.0 | 108.2 | 1.7% | 108.5 | 1.4% |

| | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 |
|---|---|---|---|---|---|
| Net asset inflows (in €bn) | -2.6 | 8.8 | n.s. | 9.3 | n.s. |
| Asset management | -4.4 | 5.0 | n.s. | 2.5 | n.s. |
| Private Banking and Cortal Consors | 2.0 | 3.0 | -34.3% | 5.5 | 58.6% |
| Real Estate Services | -1.3 | 0.0 | n.s. | 0.1 | n.s. |
| INSURANCE | 1.2 | 0.9 | 34.7% | 1.3 | -9.8% |

| | 30-Sep-07 | 30-Jun-06 | 30-sep-07/ 30-sep-06 | 30-Jun-07 | 30-sep-07/ 30-jun-07 |
|---|---|---|---|---|---|
| Securities Services | | | | | |
| Assets under custody (in €bn) | 3,977 | 3,430 | +16.0% | 3,963 | +0.4% |
| Assets under administration (in €bn) | 842.7 | 569.2 | +48.1% | 825.3 | +2.1% |
| | 3Q07 | 3Q06 | 3Q07/3Q06 | 2Q07 | 3Q07/2Q07 |
| Number of transactions (in thousands) | 11,804 | 7,428 | +58.9% | 10,910 | +8.2% |

# WEALTH AND ASSET MANAGEMENT

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **706** | **536** | **+31.7%** | **715** | **-1.3%** | **2,074** | **1,617** | **+28.3%** |
| Operating Expenses and Dep. | -469 | -364 | +28.8% | -442 | +6.1% | -1,340 | -1,073 | +24.9% |
| **Gross Operating Income** | **237** | **172** | **+37.8%** | **273** | **-13.2%** | **734** | **544** | **+34.9%** |
| Provisions | -1 | -1 | +0.0% | 0 | n.s. | -2 | 0 | n.s. |
| **Operating Income** | **236** | **171** | **+38.0%** | **273** | **-13.6%** | **732** | **544** | **+34.6%** |
| Associated Companies | -1 | -3 | -66.7% | 0 | n.s. | 4 | -4 | n.s. |
| Other Non Operating Items | 1 | 0 | n.s. | 5 | -80.0% | 6 | 2 | n.s. |
| **Pre-Tax Income** | **236** | **168** | **+40.5%** | **278** | **-15.1%** | **742** | **542** | **+36.9%** |
| Cost/Income | 66.4% | 67.9% | -1.5 pt | 61.8% | +4.6 pt | 64.6% | 66.4% | -1.8 pt |
| Allocated Equity (Ebn) | | | | | | 1.7 | 1.3 | +24.2% |
| Pre-Tax ROE | | | | | | 60% | 54% | +6 pt |

*At constant scope and exchange rates/3Q06: Revenues: +23.2%; Operating expenses: +17.7%; GOI: +34.5%*

- Net asset inflows: -€3.7bn in 3Q07
  - Asset outflows mainly in the money market and bond funds
  - Positive asset inflows in equity, alternative and structured funds
- Revenues: +31.7%/3Q06
  - Private Banking: +20.2%/3Q06
  - Asset Management: +38.5%/3Q06
  - Personal Investors: +27.3%/3Q06
  - Real Estate Services: +37.6%/3Q06
- Pre-tax income: +40.5%/3Q06

## BREAKDOWN OF AUM


31.12.06
Money Market 23%
Bonds 25%
52%
Equity 21%
Alternative, structured and index-based 15%
Diversified 16%
€251.4bn
30.09.07
Money Market 23%
Bonds 19%
Alternative, structured and index-based 17%
58%
Equity 23%
Diversified 18%
€282.4bn

## INSURANCE

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **358** | **317** | **+12.9%** | **356** | **+0.6%** | **1,067** | **950** | **+12.3%** |
| Operating Expenses and Dep. | -168 | -156 | +7.7% | -161 | +4.3% | -488 | -443 | +10.2% |
| **Gross Operating Income** | **190** | **161** | **+18.0%** | **195** | **-2.6%** | **579** | **507** | **+14.2%** |
| Provisions | 0 | -5 | n.s. | 0 | n.s. | -1 | 1 | n.s. |
| **Operating Income** | **190** | **156** | **+21.8%** | **195** | **-2.6%** | **578** | **508** | **+13.8%** |
| Associated Companies | 6 | 1 | n.s. | 11 | -45.5% | 19 | 9 | n.s. |
| Other Non Operating Items | 3 | 0 | n.s. | 0 | n.s. | 3 | -4 | n.s. |
| **Pre-Tax Income** | **199** | **157** | **+26.8%** | **206** | **-3.4%** | **600** | **513** | **+17.0%** |
| Cost/Income | 46.9% | 49.2% | -2.3 pt | 45.2% | +1.7 pt | 45.7% | 46.6% | -0.9 pt |
| Allocated Equity (Ebn) | | | | | | 3.0 | 2.7 | +14.4% |
| Pre-Tax ROE | | | | | | 26% | 26% | +0 pt |

*At constant scope and exchange rates/3Q06: Revenues: +16.7%; Operating expenses: +13.0%; GOI: +20.2%*

- France: €2.1bn in gross asset inflows (+2%/3Q06) despite a high 3Q06 base reference and a less favourable market environment
  - 44.4% share of unit-linked insurance products (26.7%* for the market)
- Outside France: €1.9bn in gross asset inflows (+40%/3Q06) driven in particular by savings in the UK, Luxembourg and Asia
- Very strong rise in results following past investments, in particular outside France
  - Pre-tax income: +26.8%/3Q06

*Source : FFSA

## SECURITIES SERVICES

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **286** | **232** | **+23.3%** | **302** | **-5.3%** | **849** | **683** | **+24.3%** |
| Operating Expenses and Dep. | -236 | -187 | +26.2% | -211 | +11.8% | -639 | -518 | +23.4% |
| **Gross Operating Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **165** | **+27.3%** |
| Provisions | 0 | 0 | n.s. | 0 | n.s. | 0 | 0 | n.s. |
| **Operating Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **165** | **+27.3%** |
| Non Operating Items | 0 | 0 | n.s. | 0 | n.s. | 0 | 1 | n.s. |
| **Pre-Tax Income** | **50** | **45** | **+11.1%** | **91** | **-45.1%** | **210** | **166** | **+26.5%** |
| Cost/Income | 82.5% | 80.6% | +1.9 pt | 69.9% | +12.6 pt | 75.3% | 75.8% | -0.5 pt |
| Allocated Equity (Ebn) | | | | | | 0.7 | 0.6 | +16.8% |
| Pre-Tax ROE | | | | | | 42% | 39% | +3 pt |

*At constant scope and exchange rates/3Q06: Revenues: +18.9%; Operating expenses: +19.1%; GOI: +18.0%*

- Continued sharp rise in organic growth
  - Number of transactions: +59%/3Q06
  - Assets under administration: +48%/3Q06
- External growth
  - RBSI Securities Services (Jersey, Guernsey, Isle of Man) and Exel Bank (Spain) consolidated in 3Q07
  - Depo bank business for funds of hedge funds acquired from RasBank in Italy (€9.8bn in assets under administration)
- Fresh rise in profitability
  - Pre-tax ROE: 42% (+3 pts/9M06)

# CORPORATE AND INVESTMENT BANKING

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **2,007** | **1,821** | **+10.2%** | **2,479** | **-19.0%** | **6,882** | **6,102** | **+12.8%** |
| Operating Expenses and Dep. | -1,185 | -1,018 | +16.4% | -1,365 | -13.2% | -3,821 | -3,442 | +11.0% |
| **Gross Operating Income** | **822** | **803** | **+2.4%** | **1,114** | **-26.2%** | **3,061** | **2,660** | **+15.1%** |
| Provisions | -29 | 87 | n.s. | 59 | n.s. | 86 | 230 | -62.6% |
| **Operating Income** | **793** | **890** | **-10.9%** | **1,173** | **-32.4%** | **3,147** | **2,890** | **+8.9%** |
| Associated Companies | 0 | 1 | n.s. | 3 | n.s. | 9 | 3 | n.s. |
| Other Non Operating Items | 6 | 4 | n.s. | 68 | n.s. | 78 | 40 | +95.0% |
| **Pre-Tax Income** | **799** | **895** | **-10.7%** | **1,244** | **-35.8%** | **3,234** | **2,933** | **+10.3%** |
| Cost/Income | 59.0% | 55.9% | +3.1 pt | 55.1% | +3.9 pt | 55.5% | 56.4% | -0.9 pt |
| Allocated Equity (Ebn) | | | | | | 11.6 | 10.0 | +15.9% |
| Pre-Tax ROE | | | | | | 37% | 39% | -2 pt |

- Limited impact of the crisis on revenues and cost of risk
- Operating expenses: +16.4%/3Q06, -13.2%/2Q07
  - Effect of variable remunerations
  - Continued organic growth investments, in particular in Asia, in Derivatives and Specialised Finance
  - 55.5% cost/income ratio in the first 9 months, -0.9 pt/9M06
- Pre-tax income held up well: -10.7%/3Q06
  - 9M07: €3,234mn, +10.3%/9M06
  - Pre-tax ROE in the first 9 months: 37%, down 2 pts/9M06

## ADVISORY AND CAPITAL MARKETS

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **1,463** | **1,181** | **+23.9%** | **1,764** | **-17.1%** | **4,899** | **4,136** | **+18.4%** |
| *Incl. Equity and Advisory* | *573* | *503* | *+13.9%* | *826* | *-30.6%* | *2,213* | *1,911* | *+15.8%* |
| *Incl. Fixed Income* | *890* | *678* | *+31.3%* | *938* | *-5.1%* | *2,686* | *2,225* | *+20.7%* |
| Operating Expenses and Dep. | -893 | -729 | +22.5% | -1,064 | -16.1% | -2,938 | -2,601 | +13.0% |
| **Gross Operating Income** | **570** | **452** | **+26.1%** | **700** | **-18.6%** | **1,961** | **1,535** | **+27.8%** |
| Provisions | -12 | 0 | n.s. | 0 | n.s. | -12 | 0 | n.s. |
| **Operating Income** | **558** | **452** | **+23.5%** | **700** | **-20.3%** | **1,949** | **1,535** | **+27.0%** |
| Associated Companies | 0 | 1 | n.s. | 3 | n.s. | 9 | 3 | n.s. |
| Other Non Operating Items | 6 | 3 | n.s. | 19 | -68.4% | 29 | 39 | -25.6% |
| **Pre-Tax Income** | **564** | **456** | **+23.7%** | **722** | **-21.9%** | **1,987** | **1,577** | **+26.0%** |
| Cost/Income | 61.0% | 61.7% | -0.7 pt | 60.3% | +0.7 pt | 60.0% | 62.9% | -2.9 pt |
| Allocated Equity (Ebn) | | | | | | 4.4 | 3.8 | +14.3% |
| Pre-Tax ROE | | | | | | 61% | 55% | +6 pt |

- Revenues: +23.9%/3Q06
  - Clear growth in Equity and Advisory as well as Fixed Income
  - Limited impact of the crisis due to limited exposure to the areas of concern
  - Strong growth in customer revenues
- Positive jaws effect of 1.4 pts/3Q06
  - Good cost flexibility: +22.5%/3Q06, -16.1%/2Q07


Best Equity Derivatives in North America
Global Finance, Sept 07


AsiaRisk
Derivatives House of the Year in Asia
AsiaRisk, Oct 07

- Equity and Advisory
  - *Equity derivatives: record customer business in all regions*
  - Good quarter in M&A and fresh rise in ECM in Asia

- Fixed Income
  - Interest and Forex: very good performance in a highly volatile environment
  - Credit: revenue held up well despite the negative impact of widening spreads between bonds and CDSs
  - Very limited securitisation and high yield business


Fixed Income
2006 Revenues
reminder*
Fixed Income
2006 client contributions
reminder
Other Sales and Trading 22%
Primary Credit and Securitisation 14%
Risk Advisory 4%
Credit 16%
Forex 6%
Interest Rates 40%
Derivatives 60%
Europe 56%
Japan 13%
Asia ex Japan 17%
Americas 14%
*Excluding commodity Derivatives*

## VaR (1 day-99%) by type of risk


54 34 31 40 26 21 21 25 25 23 23 20 21 25 23 39 67
in €mn
Bold line: Quarterly average VaR
Bar chart : data from the last market trading day of the period
Commodities
Forex & Others
Equity
Interest Rates
Credit
Nettings
22 22 25 28 27 19 19 36 25 28 16 19 21 20 25 52 61
VaR on the last day of market trading
30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 31.03.07 30.06.07 30.09.07

- Increase in the average quarterly VaR
  - Sharp rise in historic volatility
- Models resisted very well
  - Only 22 days of losses in 9M07, of which 17 in 3Q07 (vs 11days of losses in 9M06 of which 5 in 3Q06). Average daily loss over these 22 days less than €20mn
  - 2 weeks of losses in 9M07, in August (vs 1 week of losses for the whole of 2006)
  - No days of losses beyond the VaR

# FINANCING BUSINESS

| In millions of euros | 3Q07 | 3Q06 | 3Q07/ 3Q06 | 2Q07 | 3Q07/ 2Q07 | 9M07 | 9M06 | 9M07/ 9M06 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | **544** | **640** | **-15.0%** | **715** | **-23.9%** | **1,983** | **1,966** | **+0.9%** |
| Operating Expenses and Dep. | -292 | -289 | +1.0% | -301 | -3.0% | -883 | -841 | +5.0% |
| **Gross Operating Income** | **252** | **351** | **-28.2%** | **414** | **-39.1%** | **1,100** | **1,125** | **-2.2%** |
| Provisions | -17 | 87 | n.s. | 59 | n.s. | 98 | 230 | -57.4% |
| **Operating Income** | **235** | **438** | **-46.3%** | **473** | **-50.3%** | **1,198** | **1,355** | **-11.6%** |
| Non Operating Items | 0 | 1 | n.s. | 49 | n.s. | 49 | 1 | n.s. |
| **Pre-Tax Income** | **235** | **439** | **-46.5%** | **522** | **-55.0%** | **1,247** | **1,356** | **-8.0%** |
| Cost/Income | 53.7% | 45.2% | +8.5 pt | 42.1% | +11.6 pt | 44.5% | 42.8% | +1.7 pt |
| Allocated Equity (Ebn) | | | | | | 7.2 | 6.2 | +16.8% |
| Pre-Tax ROE | | | | | | 23% | 29% | -6 pt |

- Revenues impacted by a -€194mn fair value adjustment of LBOs underwriting commitments
  - As a result net interest income accounts for the bulk of this quarter's revenues
  - Excluding fair value adjustment, revenues +15%/3Q06
- Operating expenses: +1.0%/3Q06, -3.0%/2Q07
- Slight net increase in provisions
  - Including a €50mn increase in the general provision on a portfolio basis related to the home builders sector in the US, based on stress tests
  - Very good quality of the portfolio

- Energy, Commodities, Export and Project
  - Leader in a business unaffected by the crisis
  - Positive effect of the high oil prices partly offset by the fall in the dollar
  - Best Trade Bank in Oil/Energy (Trade & Forfaiting Review, July 07)
- Structured Finance
  - Sharp rise in net interest income
  - LBO origination restricted to medium-sized projects
  - Maintained good level of corporate acquisition finance business
  - #1 in Media and Telecom Finance in Europe - top Bookrunner of Telecom loans 1H07 in EMEA, both by amount and number of deals (Dealogic, October 2007)
- Credit protection purchased
  - Negligible impact of the Mark-to-Market on 3Q07

**Specialised financing revenues**
*2006 Reminder*


Asset Finance (incl. Export)
14%
Acquisition Finance
9%
50%
Leverage Finance
27%
Energy & Commodities

**Risk Weighted Assets Financing Businesses**


+11.5%
134.9
121.0
18.6
20.3
+11.9%
102.4
114.6
in €bn
9M06*
9M07
Impact of protections bought
Net Risk Weighted Assets

* Pro forma including BNL activities transfered to CIB

# FINANCIAL STRUCTURE

## A solid financial structure

| *In billions of euros* | 30-Sep-07 | 31-dec-06 |
|---|---|---|
| **Shareholders' equity Group share, not re-evaluated (a)** | 40.1 | 37.1 |
| **Valuation Reserve** | 4.0 | 5.0 |
| *incl. BNP Paribas Capital* | *1.8* | *2.2* |
| **Total Capital ratio** | 10.5% | 10.5% |
| **Tier One Ratio (b)** | 7.3% | 7.4% |

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) On estimated risk weighted assets respetively of €520.4bn as at 30.09.07 and €465.2bn as at 31.12.06.

## Number of shares

| *in millions* | 30-Sep-07 | 30-Sep-06 |
|---|---|---|
| Number of Shares (end of period) | 936.7 | 930.5 |
| Number of Shares excluding Treasury Shares (end of period) | 895.8 | 915.5 |
| Average number of Shares outstanding excluding Treasury Shares | 899.1 | 885.7 |

## Earning per share

| *In euros* | 9M07 | 9M06 |
|---|---|---|
| Earnings Per Share (EPS) | 7.4 | 6.2 |

## Book value per share

| *In euros* | 30-Sep-07 | 30-Sep-06 |
|---|---|---|
| **Book value per share** | 52.2 | 48.4 |
| *of which shareholders' equity not re-evaluated* | *47.7* | *43.2* |

## Coverage ratio

| *In billions of euros* | 30-Sep-07 | 31-Dec-06 |
|---|---|---|
| **Doubtful loans and commitments (1)** | 14.3 | 15.7 |
| **Provisions** | 12.7 | 13.9 |
| **Coverage ratio** | 89% | 89% |

(1) Gross doubtful loans, balance sheet and off-balance sheet

## Ratings

| | | | |
|---|---|---|---|
| **S&P** | **AA+** | **Stable Outlook** | **Upgraded on 10 July 2007** |
| Moody's | Aa1 | Stable Outlook | Upgraded on 23 May 2007 |
| Fitch | AA | Stable Outlook | Reaffirmed on 16 May 2007 |

# QUARTERLY SERIES

| In millions of euros | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **GROUP** | | | | | | | |
| **Revenues** | 6,817 | 7,245 | 6,829 | 7,052 | 8,213 | 8,214 | 7,690 |
| Operating Expenses and Dep. | -3,862 | -4,288 | -4,261 | -4,654 | -4,586 | -4,848 | -4,643 |
| **Gross Operating Income** | 2,955 | 2,957 | 2,568 | 2,398 | 3,627 | 3,366 | 3,047 |
| Provisions | -116 | -121 | -264 | -282 | -260 | -258 | -462 |
| **Operating Income** | 2,839 | 2,836 | 2,304 | 2,116 | 3,367 | 3,108 | 2,585 |
| Associated Companies | 62 | 59 | 118 | 54 | 127 | 90 | 68 |
| Other Non Operating Items | 35 | -2 | 4 | 145 | 1 | 59 | 74 |
| **Pre-Tax Income** | 2,936 | 2,893 | 2,426 | 2,315 | 3,495 | 3,257 | 2,727 |
| Tax Expense | -806 | -837 | -638 | -481 | -854 | -874 | -589 |
| Minority Interests | -117 | -155 | -113 | -115 | -134 | -101 | -111 |
| **Net Income, Group Share** | 2,013 | 1,901 | 1,675 | 1,719 | 2,507 | 2,282 | 2,027 |

| In millions of euros | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **FRENCH RETAIL BANKING (including 100% of Private Banking in France)** | | | | | | | |
| **Revenues** | 1,504 | 1,499 | 1,439 | 1,408 | 1,526 | 1,516 | 1,496 |
| *Incl. Net Interest Income* | 866 | 876 | 847 | 791 | 829 | 835 | 841 |
| *Incl. Commissions* | 638 | 623 | 592 | 617 | 697 | 681 | 655 |
| Operating Expenses and Dep. | -927 | -940 | -972 | -972 | -954 | -973 | -1,011 |
| **Gross Operating Income** | 577 | 559 | 467 | 436 | 572 | 543 | 485 |
| Provisions | -31 | -31 | -35 | -56 | -31 | -32 | -36 |
| **Operating Income** | 546 | 528 | 432 | 380 | 541 | 511 | 449 |
| Non Operating Items | 0 | 0 | 0 | 1 | 0 | 1 | 0 |
| **Pre-Tax Income** | 546 | 528 | 432 | 381 | 541 | 512 | 449 |
| Income Attributable to AMS | -35 | -30 | -24 | -28 | -41 | -36 | -32 |
| **Pre-Tax Income of French Retail Bkg** | 511 | 498 | 408 | 353 | 500 | 476 | 417 |
| **FRENCH RETAIL BANKING (including 100% of Private Banking in France) Excluding PEL/CEL Effects** | | | | | | | |
| **Revenues** | 1,440 | 1,445 | 1,401 | 1,385 | 1,499 | 1,496 | 1,472 |
| *Incl. Net Interest Income* | 802 | 822 | 809 | 768 | 802 | 815 | 816 |
| *Incl. Commissions* | 638 | 623 | 592 | 617 | 697 | 681 | 655 |
| Operating Expenses and Dep. | -927 | -940 | -972 | -972 | -954 | -973 | -1,011 |
| **Gross Operating Income** | 513 | 505 | 429 | 413 | 545 | 523 | 461 |
| Provisions | -31 | -31 | -35 | -56 | -31 | -32 | -36 |
| **Operating Income** | 482 | 474 | 394 | 357 | 514 | 491 | 425 |
| Non Operating Items | 0 | 0 | 0 | 1 | 0 | 1 | 0 |
| **Pre-Tax Income** | 482 | 474 | 394 | 358 | 514 | 492 | 425 |
| Income Attributable to AMS | -35 | -30 | -24 | -28 | -41 | -36 | -32 |
| **Pre-Tax Income of French Retail Bkg** | 447 | 444 | 370 | 330 | 473 | 456 | 393 |
| **FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)** | | | | | | | |
| **Revenues** | 1,444 | 1,444 | 1,390 | 1,355 | 1,459 | 1,450 | 1,433 |
| Operating Expenses and Dep. | -902 | -915 | -947 | -947 | -927 | -943 | -981 |
| **Gross Operating Income** | 542 | 529 | 443 | 408 | 532 | 507 | 452 |
| Provisions | -31 | -31 | -35 | -56 | -32 | -31 | -36 |
| **Operating Income** | 511 | 498 | 408 | 352 | 500 | 476 | 416 |
| Non Operating Items | 0 | 0 | 0 | 1 | 0 | 0 | 1 |
| **Pre-Tax Income** | 511 | 498 | 408 | 353 | 500 | 476 | 417 |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **BNL banca commerciale (Including 100% of Private Banking in Italy)** | | | | | | | |
| **Revenues** | | **597** | **633** | **651** | **638** | **641** | **668** |
| Operating Expenses and Dep. | | -420 | -437 | -481 | -412 | -426 | -428 |
| **Gross Operating Income** | | **177** | **196** | **170** | **226** | **215** | **240** |
| Provisions | | -54 | -89 | -91 | -81 | -50 | -92 |
| **Operating Income** | | **123** | **107** | **79** | **145** | **165** | **148** |
| Non Operating Items | | -17 | 1 | 6 | 0 | -1 | 0 |
| **Pre-Tax Income** | | **106** | **108** | **85** | **145** | **164** | **148** |
| Income Attributable to AMS | | -2 | -1 | -1 | -2 | -1 | -2 |
| **Pre-Tax Income of BNL bc** | | **104** | **107** | **84** | **143** | **163** | **146** |
| | | | | | | | |
| **BNL banca commerciale (Including 2/3 of Private Banking in Italy)** | | | | | | | |
| **Revenues** | | **590** | **627** | **644** | **631** | **636** | **662** |
| Operating Expenses and Dep. | | -415 | -432 | -475 | -407 | -422 | -424 |
| **Gross Operating Income** | | **175** | **195** | **169** | **224** | **214** | **238** |
| Provisions | | -54 | -89 | -91 | -81 | -50 | -92 |
| **Operating Income** | | **121** | **106** | **78** | **143** | **164** | **146** |
| Non Operating Items | | -17 | 1 | 6 | 0 | -1 | 0 |
| **Pre-Tax Income** | | **104** | **107** | **84** | **143** | **163** | **146** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES** | | | | | | | |
| **Revenues** | **1,766** | **1,825** | **1,879** | **1,904** | **1,919** | **1,996** | **2,012** |
| Operating Expenses and Dep. | -996 | -1,017 | -1,057 | -1,135 | -1,098 | -1,150 | -1,127 |
| **Gross Operating Income** | **770** | **808** | **822** | **769** | **821** | **846** | **885** |
| Provisions | -153 | -185 | -221 | -163 | -202 | -240 | -304 |
| **Operating Income** | **617** | **623** | **601** | **606** | **619** | **606** | **581** |
| Associated Companies | 20 | 24 | 20 | -9 | 19 | 22 | 19 |
| Other Non Operating Items | 38 | 0 | 4 | 3 | 1 | 8 | 69 |
| **Pre-Tax Income** | **675** | **647** | **625** | **600** | **639** | **636** | **669** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **BANCWEST** | | | | | | | |
| **Revenues** | **577** | **549** | **531** | **534** | **511** | **493** | **501** |
| Operating Expenses and Dep. | -293 | -274 | -270 | -267 | -268 | -261 | -260 |
| **Gross Operating Income** | **284** | **275** | **261** | **267** | **243** | **232** | **241** |
| Provisions | -9 | -12 | -17 | -20 | -23 | -22 | -73 |
| **Operating Income** | **275** | **263** | **244** | **247** | **220** | **210** | **168** |
| Non Operating Items | 0 | 0 | 0 | 1 | 0 | 6 | 4 |
| **Pre-Tax Income** | **275** | **263** | **244** | **248** | **220** | **216** | **172** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **CETELEM** | | | | | | | |
| **Revenues** | **639** | **680** | **675** | **690** | **714** | **757** | **771** |
| Operating Expenses and Dep. | -353 | -375 | -360 | -430 | -393 | -424 | -411 |
| **Gross Operating Income** | **286** | **305** | **315** | **260** | **321** | **333** | **360** |
| Provisions | -131 | -150 | -138 | -101 | -151 | -177 | -183 |
| **Operating Income** | **155** | **155** | **177** | **159** | **170** | **156** | **177** |
| Associated Companies | 18 | 19 | 14 | 1 | 17 | 23 | 16 |
| Other Non Operating Items | 37 | -1 | 1 | -1 | 0 | 0 | 1 |
| **Pre-Tax Income** | **210** | **173** | **192** | **159** | **187** | **179** | **194** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| EMERGING MARKETS | | | | | | | |
| **Revenues** | **209** | **221** | **302** | **305** | **305** | **341** | **341** |
| Operating Expenses and Dep. | -138 | -143 | -198 | -204 | -205 | -221 | -219 |
| **Gross Operating Income** | **71** | **78** | **104** | **101** | **100** | **120** | **122** |
| Provisions | -3 | -10 | -51 | -22 | -11 | -16 | -22 |
| **Operating Income** | **68** | **68** | **53** | **79** | **89** | **104** | **100** |
| Associated Companies | 0 | 3 | 5 | -1 | 4 | 1 | 6 |
| Other Non Operating Items | 0 | 0 | 2 | 2 | 0 | 1 | 58 |
| **Pre-Tax Income** | **68** | **71** | **60** | **80** | **93** | **106** | **164** |
| | | | | | | | |
| EQUIPMENT SOLUTIONS, UCB | | | | | | | |
| **Revenues** | **341** | **375** | **371** | **375** | **389** | **405** | **399** |
| Operating Expenses and Dep. | -212 | -225 | -229 | -234 | -232 | -244 | -237 |
| **Gross Operating Income** | **129** | **150** | **142** | **141** | **157** | **161** | **162** |
| Provisions | -10 | -13 | -15 | -20 | -17 | -25 | -26 |
| **Operating Income** | **119** | **137** | **127** | **121** | **140** | **136** | **136** |
| Associated Companies | 2 | 2 | 1 | -9 | -2 | -2 | -3 |
| Other Non Operating Items | 1 | 1 | 1 | 1 | 1 | 1 | 6 |
| **Pre-Tax Income** | **122** | **140** | **129** | **113** | **139** | **135** | **139** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **ASSET MANAGEMENT AND SERVICES** | | | | | | | |
| **Revenues** | **1,039** | **1,126** | **1,085** | **1,159** | **1,267** | **1,373** | **1,350** |
| Operating Expenses and Dep. | -642 | -685 | -707 | -770 | -780 | -814 | -873 |
| **Gross Operating Income** | **397** | **441** | **378** | **389** | **487** | **559** | **477** |
| Provisions | 7 | 0 | -6 | -5 | -2 | 0 | -1 |
| **Operating Income** | **404** | **441** | **372** | **384** | **485** | **559** | **476** |
| Associated Companies | -1 | 8 | -2 | 29 | 7 | 11 | 5 |
| Other Non Operating Items | -2 | 1 | 0 | -3 | 0 | 5 | 4 |
| **Pre-Tax Income** | **401** | **450** | **370** | **410** | **492** | **575** | **485** |
| | | | | | | | |
| WEALTH AND ASSET MANAGEMENT | | | | | | | |
| **Revenues** | **520** | **561** | **536** | **611** | **653** | **715** | **706** |
| Operating Expenses and Dep. | -347 | -362 | -364 | -427 | -429 | -442 | -469 |
| **Gross Operating Income** | **173** | **199** | **172** | **184** | **224** | **273** | **237** |
| Provisions | 2 | -1 | -1 | -3 | -1 | 0 | -1 |
| **Operating Income** | **175** | **198** | **171** | **181** | **223** | **273** | **236** |
| Associated Companies | -1 | 0 | -3 | 13 | 5 | 0 | -1 |
| Other Non Operating Items | 1 | 1 | 0 | -4 | 0 | 5 | 1 |
| **Pre-Tax Income** | **175** | **199** | **168** | **190** | **228** | **278** | **236** |
| | | | | | | | |
| Insurance | | | | | | | |
| **Revenues** | **310** | **323** | **317** | **326** | **353** | **356** | **358** |
| Operating Expenses and Dep. | -140 | -147 | -156 | -156 | -159 | -161 | -168 |
| **Gross Operating Income** | **170** | **176** | **161** | **170** | **194** | **195** | **190** |
| Provisions | 5 | 1 | -5 | -2 | -1 | 0 | 0 |
| **Operating Income** | **175** | **177** | **156** | **168** | **193** | **195** | **190** |
| Associated Companies | 0 | 8 | 1 | 16 | 2 | 11 | 6 |
| Other Non Operating Items | -3 | -1 | 0 | 1 | 0 | 0 | 3 |
| **Pre-Tax Income** | **172** | **184** | **157** | **185** | **195** | **206** | **199** |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| SECURITIES SERVICES | | | | | | | |
| **Revenues** | 209 | 242 | 232 | 222 | 261 | 302 | 286 |
| Operating Expenses and Dep. | -155 | -176 | -187 | -187 | -192 | -211 | -236 |
| **Gross Operating Income** | 54 | 66 | 45 | 35 | 69 | 91 | 50 |
| Provisions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Operating Income** | 54 | 66 | 45 | 35 | 69 | 91 | 50 |
| Non Operating Items | 0 | 1 | 0 | 0 | 0 | 0 | 0 |
| **Pre-Tax Income** | 54 | 67 | 45 | 35 | 69 | 91 | 50 |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **CORPORATE AND INVESTMENT BANKING** | | | | | | | |
| **Revenues** | 2,282 | 1,999 | 1,821 | 1,988 | 2,396 | 2,479 | 2,007 |
| Operating Expenses and Dep. | -1,244 | -1,180 | -1,018 | -1,031 | -1,271 | -1,365 | -1,185 |
| **Gross Operating Income** | 1,038 | 819 | 803 | 957 | 1,125 | 1,114 | 822 |
| Provisions | 18 | 125 | 87 | 34 | 56 | 59 | -29 |
| **Operating Income** | 1,056 | 944 | 890 | 991 | 1,181 | 1,173 | 793 |
| Associated Companies | 1 | 1 | 1 | 7 | 6 | 3 | 0 |
| Other Non Operating Items | 7 | 29 | 4 | -8 | 4 | 68 | 6 |
| **Pre-Tax Income** | 1,064 | 974 | 895 | 990 | 1,191 | 1,244 | 799 |
| | | | | | | | |
| ADVISORY AND CAPITAL MARKETS | | | | | | | |
| **Revenues** | 1,623 | 1,332 | 1,181 | 1,260 | 1,672 | 1,764 | 1,463 |
| *Incl. Equity and Advisory* | *761* | *647* | *503* | *491* | *814* | *826* | *573* |
| *Incl. Fixed Income* | *862* | *685* | *678* | *769* | *858* | *938* | *890* |
| Operating Expenses and Dep. | -974 | -898 | -729 | -726 | -981 | -1,064 | -893 |
| **Gross Operating Income** | 649 | 434 | 452 | 534 | 691 | 700 | 570 |
| Provisions | 0 | 0 | 0 | -16 | 0 | 0 | -12 |
| **Operating Income** | 649 | 434 | 452 | 518 | 691 | 700 | 558 |
| Associated Companies | 1 | 1 | 1 | 7 | 6 | 3 | 0 |
| Other Non Operating Items | 7 | 29 | 3 | 5 | 4 | 19 | 6 |
| **Pre-Tax Income** | 657 | 464 | 456 | 530 | 701 | 722 | 564 |
| | | | | | | | |
| FINANCING BUSINESSES | | | | | | | |
| **Revenues** | 659 | 667 | 640 | 728 | 724 | 715 | 544 |
| Operating Expenses and Dep. | -270 | -282 | -289 | -305 | -290 | -301 | -292 |
| **Gross Operating Income** | 389 | 385 | 351 | 423 | 434 | 414 | 252 |
| Provisions | 18 | 125 | 87 | 50 | 56 | 59 | -17 |
| **Operating Income** | 407 | 510 | 438 | 473 | 490 | 473 | 235 |
| Non Operating Items | 0 | 0 | 1 | -13 | 0 | 49 | 0 |
| **Pre-Tax Income** | 407 | 510 | 439 | 460 | 490 | 522 | 235 |

| *In millions of euros* | 1Q06 | 2Q06 | 3Q06 | 4Q06 | 1Q07 | 2Q07 | 3Q07 |
|---|---|---|---|---|---|---|---|
| **OTHER ACTIVITIES (INCLUDING BNP PARIBAS CAPITAL AND KLEPIERRE)** | | | | | | | |
| **Revenues** | 286 | 261 | 27 | 2 | 541 | 280 | 226 |
| *incl. BNP Paribas Capital* | 98 | 83 | 53 | 53 | 423 | 208 | 274 |
| Operating Expenses and Dep. | -78 | -76 | -100 | -296 | -103 | -154 | -53 |
| *Incl. BNL restructuring costs* | *0* | *0* | *-10* | *-141* | *-23* | *-61* | 50 |
| **Gross Operating Income** | 208 | 185 | -73 | -294 | 438 | 126 | 173 |
| Provisions | 43 | 24 | 0 | -1 | 1 | 4 | 0 |
| **Operating Income** | 251 | 209 | -73 | -295 | 439 | 130 | 173 |
| Associated Companies | 42 | 25 | 100 | 26 | 95 | 54 | 43 |
| Other Non Operating Items | -8 | -14 | -6 | 147 | -4 | -21 | -5 |
| **Pre-Tax Income** | 285 | 220 | 21 | -122 | 530 | 163 | 211 |

# CONTENTS

## Investor Relations & Financial Information

Véronique Ormezzano +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

http://invest.bnpparibas.com



BNP PARIBAS

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